Exhibit 99.1

PENGROWTH

PENGROWTH ENERGY CORPORATION

Third Quarter 2011 Results

TANK #6

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in thousands, except	Three Months ended			Nine Months ended
per share amounts or as otherwise stated)	Sept 30, 2011	Sept 30, 2010	% Change	Sept 30, 2011	Sept 30, 2010		% Change
STATEMENT OF (LOSS) INCOME
Oil and gas sales(1)	$366,298	$319,669	15	$1,062,895	$1,019,670		4
Adjusted Net Income(2)	$22,906	$45,229	(49)	$88,715	$168,140		(47)
Net (loss) income	$(462)	$144,579	(89)	$93,501	$301,793		(64)
Net (loss) income per share	$–	$0.49	(90)	$0.29	$1.03		(67)
CASH FLOW
Funds flow from operations (1) (4)	$150,354	$149,298	1	$448,899	$486,305		(8)
Funds flow from operations per share (1) (3)	$0.46	$0.50	(8)	$1.37	$1.66		(17)
Net capital expenditures (5)	$163,730	$87,677	87	$466,965	$202,968		130
Net capital expenditures per share (3)	$0.50	$0.30	68	$1.42	$0.69		106
Dividends paid (3)	$69,086	$61,217	13	$206,086	$183,227		12
Dividends paid per share (3)	$0.21	$0.21	–	$0.63	$0.63		–

Weighted average number of shares outstanding (000’s) (3)	329,262	296,191	11	327,807	292,499		12

BALANCE SHEET (6)
Working capital deficiency (1)				$(96,680)	$(84,719)		14
Property, plant and equipment				$3,984,653	$3,642,140		9
Exploration and evaluation assets				$520,545	$607,405		(14)
Long term debt				$1,247,377	$1,019,485		22
Shareholders’ equity (1) (3)				$3,118,720	$3,377,664		(7)
Shareholders’ equity per share (3)				$9.45	$10.39		(9)
Currency (U.S.$/Cdn$) (closing rate at period end)				$0.9540	$0.9718
Number of shares outstanding at period end (000’s)(3)				330,083	325,043	(7)	2

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,163	20,967	1	20,957	21,736		(4)
Heavy oil (bbls)	6,387	6,585	(3)	6,417	6,828		(6)
Natural gas (Mcf)	219,552	217,712	1	217,800	219,725		(1)
Natural gas liquids (bbls)	10,426	8,867	18	9,383	9,420		0
Total production (boe)	74,568	72,704	3	73,057	74,605		(2)
TOTAL PRODUCTION (Mboe)	6,860	6,689	3	19,944	20,367		(2)

PRODUCTION PROFILE
Crude oil	28%	29%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	49%	50%		49%	49%
Natural gas liquids	14%	12%		13%	13%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)(1)	$91.95	$75.05	23	$89.34	$76.26		17
Heavy oil (per bbl)	$62.36	$57.80	8	$65.56	$60.15		9
Natural gas (per Mcf)	$4.05	$4.67	(13)	$4.19	$5.05		(17)
Natural gas liquids (per bbl)	$66.58	$53.55	24	$68.85	$57.08		21
Average realized price per boe(1)	$52.68	$47.39	11	$52.73	$49.80		6

(1)	Prior periods restated to conform to presentation in the current period.

(2)	See definition under section “Non-GAAP Financial Measures”.

(3)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust. See note regarding conversion below.

(4)	See definition under section “Additional GAAP Measures”.

(5)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(6)	Balance Sheet amounts are at period end.

(7)	Includes 5.0 million exchangeable shares issued in connection with the acquisition of Monterey Exploration Ltd. in the third quarter of 2010.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH Third Quarter 2011 Summary of Financial & Operating Results	1

SUMMARY OF TRADING DATA

	Three months ended September 30				Nine months ended September 30
(thousands, except per share amounts)	2011		2010		2011		2010
SHARE TRADING
PGH (NYSE)
High	U.S.$	13.60	U.S.$	11.10	U.S.$	14.60	U.S.$	11.97
Low	U.S.$	8.94	U.S.$	8.85	U.S.$	8.94	U.S.$	7.67
Close	U.S.$	8.99	U.S.$	11.06	U.S.$	8.99	U.S.$	11.06
Value	U.S.$	357,329	U.S.$	200,035	U.S.$	974,507	U.S.$	687,471
Volume		31,966		20,153		79,162		66,686

PGF (TSX)
High		$12.84		$11.44		$13.96		$12.00
Low		$9.33		$9.40		$9.33		$8.50
Close		$9.47		$11.34		$9.47		$11.34
Value		$431,707		$488,789		$1,727,639		$1,222,491
Volume		39,079		47,522		140,373		114,935

2	PENGROWTH Third Quarter 2011 Summary of Trading Data

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited financial statements for the three and nine months ended September 30, 2011 of Pengrowth Energy Corporation and the audited consolidated financial statements and MD&A of Pengrowth Energy Corporation for the year ended December 31, 2010. The MD&A is based on information available to November 3, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	3

differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

4	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Impairment testing

The impairment testing of property, plant and equipment when required is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s Cash Generating Units (“CGUs”). CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record additional impairment expense.

ADDITIONAL GAAP MEASURES

Pengrowth uses certain additional GAAP measures that are not defined terms under IFRS to assess performance. Management believes these measures provide useful supplemental information to investors. The following are the measures Pengrowth uses in assessing performance.

Funds Flow from Operations

Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and current portion of Long Term Debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	5

Adjusted Net Income

Management believes that in addition to net income, Adjusted Net Income is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of certain mark-to-market non-cash items that may significantly impact net income period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s third quarter results for 2011 are contained within this MD&A.

2011 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and actual results for the first nine months of 2011.

	Actual				Guidance
	Q1	Q2	Q3	YTD	Full Year 2011
Production (boe/d)	73,634	70,958	74,568	73,057	72,000 - 74,000
Royalty Expense (% of Sales) (1)	17.9	20.1	20.8	19.6	20.0
Operating Expense ($/boe)	14.31	14.73	14.96	14.67	14.45
G&A Expense (cash & non-cash) ($/boe)	3.14	2.99	2.46	2.86	3.00
Net capital expenditures ($ millions) (2)	140.7	162.5	163.8	467.0	610.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

Annual production guidance is being held constant and is expected to average between 72,000 and 74,000 boe per day. Exit production for 2011 is also unchanged and is expected to range between 75,500 and 76,500 boe per day.

Pengrowth’s 2011 operating expense forecast has been increased and is expected to be in the range of $380 and $390 million, primarily to reflect the impact of continued high power prices. The revised operating expense on a boe basis will increase to $14.45 per boe, based on the midpoint of production and operating expense guidance.

General and administrative (“G&A”) expense guidance is being held constant at $3.00 per boe.

Pengrowth has increased the 2011 capital expenditure guidance to $610 million as a result of incremental Crown land purchases, initiation of the Virginia Hills drilling program and increasing drilling and completion (acid) costs.

6	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Production (boe/d)	74,568	70,958	72,704	73,057	74,605
Net capital expenditures (1)	$163,730	$162,549	$87,677	$466,965	$202,968
Funds flow from operations (2)	$150,354	$151,720	$149,298	$448,899	$486,305
Operating netback ($/boe) (2) (3)	$27.15	$28.97	$26.64	$27.89	$27.56
Adjusted Net Income (4)	$22,906	$29,980	$45,229	$88,715	$168,140
Net (loss) income	$(462)	$88,536	$144,579	$93,501	$301,793
Included in net (loss) income:
Realized gain (loss) on commodity risk management (5)	$14,178	$(3,206)	$25,689	$14,094	$55,963
Unrealized gain (loss) on commodity risk management (5)	$58,109	$73,070	$(898)	$62,924	$59,478
Unrealized foreign exchange (loss) gain (5)	$(76,423)	$4,634	$30,579	$(48,288)	$20,176
Non-cash gain on equity investment	$–	$–	$73,756	$–	$73,756
Deferred tax (expense) reduction	$(16,067)	$(31,180)	$5,130	$(36,054)	$(5,456)

(1)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Pre-tax amount.

Funds Flow from Operations

The following table provides a reconciliation of the change in Funds Flow from Operations between the same period in 2010 and 2011.

($ thousands)	Q3	% Change	YTD	% Change
2010 Funds Flow from Operations (1)	149,298		486,305
Volume variance	8,555	6	(25,560)	(5)
Price variance	47,189	32	104,800	22
Processing income variance	(683)	–	(2,976)	(1)
Lower realized gains on risk management contracts	(11,511)	(8)	(41,869)	(9)
Royalty expense	(17,814)	(12)	(13,820)	(3)
Drilling Credits (2)	–	–	(16,727)	(3)
Other	2,778	2	6,520	1
Expenses:
Operating	(17,756)	(12)	(29,578)	(6)
Transportation	(2,423)	(2)	(1,510)	–
Cash G&A	(3,776)	(3)	(13,740)	(3)
Interest & Financing	(2,248)	(2)	(3,937)	(1)
Realized foreign exchange	(1,255)	(1)	991	0
2011 Funds Flow from Operations (1)	150,354	1	448,899	(8)

(1)	Prior period restated to conform to presentation in the current period.

(2)

In the second quarter 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds Flow from Operations decreased eight percent for the first nine months of 2011 compared to the same period in 2010. Funds Flow from Operations decreased due to a combination of lower production volumes, higher operating expenses and the absence of gains from purchasing third party drilling credits. In addition, realized gas hedging gains decreased in 2011 due to lower fixed prices and lower volumes on risk management contracts. Partially offsetting the decreases were higher sales revenue due to increased liquids commodity prices, however the increased pricing resulted in realized oil hedging losses on risk management contracts and

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	7

higher royalties. On a quarterly basis Funds Flow from Operations increased by only one percent as higher sales revenue from increased liquid commodity prices were offset by lower risk management gains, higher royalties and higher operating costs.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices. The reader should also refer to page 13 of the MD&A which summarizes commodity risk management contracts outstanding at September 30, 2011.

Estimated Commodity Price Environment (1)		Assumption	Change	Estimated Impact on 12 month Cash Flow (2)(3) ($ millions)
West Texas Intermediate Oil Price	US$/bbl	89.00	$1.00	11.3
Heavy Oil	US$/bbl	89.00	$1.00	1.8
Light Oil	US$/bbl	89.00	$1.00	6.8
NGL	US$/bbl	89.00	$1.00	2.7
AECO Natural Gas Price
Natural Gas	Cdn$/Mcf	3.90	$0.10	5.7

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 18, 2011 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels as at September 30, 2011.

Net Income or Loss

For the third quarter of 2011, a net loss of $0.5 million was recorded, compared to a net income of $88.5 million in the second quarter of 2011, representing a decrease of $89.0 million. The decrease is primarily due to changes in certain non-cash items as detailed in the Adjusted Net Income reconciliation table.

For the third quarter and first nine months of 2011 net income decreased $145.0 million and $208.3 million, respectively. The decrease is primarily due to changes in certain non-cash items as detailed in the Adjusted Net Income reconciliation table. In addition, higher operating costs and higher royalties in 2011 have decreased net income; partially offset by higher oil and gas sales due to higher commodity prices.

Adjusted Net Income

The following table provides a reconciliation of net income to Adjusted Net Income:

	Three months ended			Nine months ended
(monetary amounts in thousands)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Net (loss) income	$(462)	$88,536	$144,579	$93,501	$301,793
Addback (deduct) certain non-cash items included in net (loss) income :
Unrealized (gain) loss on commodity risk management	(58,109)	(73,070)	898	(62,924)	(59,478)
Unrealized foreign exchange loss (gain)	76,423	(4,634)	(30,579)	48,288	(20,176)
Non-cash (gain) on equity investment	-	-	(73,756)	-	(73,756)
Tax effect on non-cash items above	5,054	19,148	4,087	9,850	19,757
Adjusted net income	$22,906	$29,980	$45,229	$88,715	$168,140

Adjusted Net Income of $22.9 million in the third quarter of 2011 was lower compared to the Adjusted Net Income of $30.0 million in the second quarter of 2011 primarily due to higher depletion, depreciation and amortization in the current year.

In the third quarter of 2011, Pengrowth’s Adjusted Net Income, after adjusting for the after tax effect of certain mark-to-market non-cash items, was $22.9 million as compared to $45.2 million in the third quarter of 2010. The decrease is primarily due to the non-cash tax effect of changing to a corporate structure. Adjusted Net Income for the first nine months of 2011 was $79.4 million lower than the same period in 2010 due to a $37.4 million decrease in Funds Flow from Operations and the non-cash tax effect of changing to a corporate structure.

8	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first nine months of 2011, Pengrowth spent $467.0 million on total net capital expenditures excluding property acquisitions and dispositions. Approximately 87 percent of total net capital expenditures was spent on drilling, completions and facilities. Included in total net capital expenditures are land and seismic acquisition costs of $13.7 million and maintenance capital of $39.5 million.

Pengrowth has increased the 2011 capital expenditure guidance from $550 to $610 million. The $60 million in additional capital is a result of incremental Crown land purchases, initiation of the Virginia Hills drilling program and increasing drilling and completion (acid) costs.

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Drilling, completions and facilities	152.4	134.4	79.3	405.3	181.0
Land & Seismic acquisitions (1)	(0.4)	12.7	1.3	13.7	6.4
Maintenance capital	10.1	12.1	12.5	39.5	33.5
Development capital	162.1	159.2	93.1	458.5	220.9
Other capital	3.3	3.3	0.9	10.1	2.5
Drilling Royalty Credits	(1.6)	–	(6.3)	(1.6)	(20.4)
Total net capital expenditures (2)	163.8	162.5	87.7	467.0	203.0
Property acquisitions	5.5	1.7	17.3	8.6	20.0
Proceeds on property dispositions	(1.7)	(5.6)	(0.3)	(7.4)	(48.3)
Net capital expenditures and acquisitions	167.6	158.6	104.7	468.2	174.7

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Total net capital expenditures includes capitalized stock based compensation.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 86 wells (49.6 net wells) during the third quarter of 2011.

	Q3 2011		Q2 2011		Q1 2011		YTD 2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas
Swan Hills	17	11.1	23	17.9	14	8.6	54	37.6
Groundbirch	1	1.0	–	–	3	3.0	4	4.0
Lindbergh	1	1.0	2	2.0	2	2.0	5	5.0
Bodo Polymer Project	30	30.0	5	5.0	–	–	35	35.0
Olds/Garrington	2	1.5	–	–	5	2.9	7	4.4
Other Areas	35	5.0	22	3.0	21	3.0	78	11.0
Total wells drilled	86	49.6	52	27.9	45	19.5	183	97.0

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	9

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

($ millions)	Q3 2011	Q2 2011	Q1 2011	YTD 2011
Focus Areas (1)
Swan Hills	81.8	93.3	42.2	217.3
Groundbirch	18.5	9.0	42.1	69.6
Lindbergh	13.6	10.2	3.5	27.3
Bodo Polymer Project	19.6	4.6	–	24.2
Olds/Garrington	11.0	10.3	20.0	41.3
	144.5	127.4	107.8	379.7
Other Areas	7.9	7.0	10.7	25.6
Drilling, completions & facilities	152.4	134.4	118.5	405.3
Maintenance	10.1	12.1	17.3	39.5
Land & Seismic Acquisitions	(0.4)	12.7	1.4	13.7
Other	3.3	3.3	3.5	10.1
Drilling Royalty Credits	(1.6)	–	–	(1.6)
Total net capital expenditures (2)	163.8	162.5	140.7	467.0

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

(2)	Total net capital expenditures includes capitalized stock based compensation.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant conventional oil resource area for Pengrowth. Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of 42° API original oil in place (internal management estimate) across Pengrowth’s land base. This extensive carbonate oil reservoir is providing Pengrowth with many significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills. Success in 2010 across the Swan Hills Trend is the driver for increased activity in 2011.

During the third quarter 11 gross operated wells were drilled. A shortage of acid for fracture stimulations has caused delays to completion activities and increased completion costs. Four of the wells have been completed and tested with average five day initial production (“IP”) rates of over 450 boe per day. Of the four completed and tested wells, one was tied-in with the remaining three to be tied-in during the fourth quarter. The remaining seven wells drilled in the third quarter are expected to be completed, tested and tied-in during the fourth quarter.

At quarter end, Pengrowth had three rigs drilling in the Swan Hills area and anticipates that a multi-rig drilling program will continue in the fourth quarter.

Groundbirch

During the third quarter of 2011 one Montney horizontal well was drilled, completed and tied-in. Two additional Montney wells drilled in the first quarter were completed and tied-in during the third quarter of 2011. Late in the third quarter these three wells added approximately 2,500 boe per day of production.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Surface engineering and procurement continued for the SAGD pilot through the third quarter. Two SAGD well-pairs (two producers and two injectors) were spud in the third quarter. First steam is anticipated in January 2012. Preparation of the Commercial Project EPEA application submission is ongoing and submission is anticipated late in the fourth quarter or early in the first quarter of 2012.

10	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

Olds/Garrington

In the third quarter of 2011, Pengrowth’s second multi-stage fractured Elkton liquids rich gas well was brought on production. The five day IP rate was approximately 300 boe per day. The positive results with the Elkton liquids rich wells, approximately 50 bbls per MMcf, have provided additional well locations. A new play concept was tested in the third quarter with the drilling and completion of one Mannville well. The well had a five day IP rate of 1,200 boe per day and will be tied-in early in the fourth quarter.

East Bodo and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well pilot operation in the Lloydminster formation at East Bodo. East Bodo has been under waterflood for over one year, and has confirmed the multiwell potential of the area. The 35 well drilling program in 2011 continued with the remaining 30 wells being drilled in the third quarter. Completion and tie-in operations were also undertaken in the third quarter, with a total of 10 wells being put on production. All wells are expected to be tied-in during the fourth quarter and will be producing under waterflood. Expanded polymer facilities will be installed in the first quarter of 2012 with injection anticipated to commence by the end of the first quarter of 2012.

PRODUCTION

	Three months ended						Nine months ended
Daily production	Sept 30, 2011	% of total	June 30, 2011	% of total	Sept 30, 2010	% of total	Sept 30, 2011	% of total	Sept 30, 2010	% of total
Light crude oil (bbls)	21,163	28	20,641	29	20,967	29	20,957	29	21,736	29
Heavy oil (bbls)	6,387	9	6,225	9	6,585	9	6,416	9	6,828	9
Natural gas (Mcf)	219,552	49	213,342	50	217,712	50	217,800	49	219,725	49
Natural gas liquids (bbls)	10,426	14	8,535	12	8,867	12	9,383	13	9,420	13
Total boe per day	74,568		70,958		72,704		73,057		74,605

The increase in the third quarter 2011 average daily production compared to the second quarter of 2011 is mainly attributable to production growth in the Swan Hills area, recovery of production after the second quarter forest fires and flooding, and the resumption of operations after major maintenance activities at Carson Creek, Quirk Creek and Sable Offshore Energy Project (“SOEP”).

Light Crude Oil

Third quarter 2011 light crude oil production increased approximately three percent from the second quarter of 2011. This increase is mainly attributable to higher volumes at Judy Creek and Carson Creek due to new wells on production and in Northern Alberta which recovered after last quarter’s wildfires. Partially offsetting these gains were lower volumes due to planned maintenance shutdown activities at the non-operated House Mountain Unit.

Light oil production increased one percent in the third quarter of 2011 compared to the same quarter last year due to production from new wells in the Swan Hills area mostly offset by reduced volumes from the Judy Creek miscible flood. For the first nine months of 2011, oil volumes are down four percent compared to the same period in 2010 due to wildfires and flooding, reduced Judy Creek miscible flood volumes and planned maintenance activities, partially offset by increased volumes in the Swan Hills area due to new production being tied-in.

Heavy Oil

Heavy oil production increased three percent in the third quarter of 2011 compared to the second quarter of 2011 as drier weather improved lease access and well servicing.

Production volumes for the third quarter and first nine months of 2011 were down three and six percent, respectively, compared to the same periods in 2010 as a result of the previously mentioned access issues and normal production declines partially offset by volumes from new wells drilled.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	11

Natural Gas

Third quarter natural gas production increased three percent compared to the second quarter of 2011 due to the resumption of operations after last quarter’s planned maintenance shutdowns at Quirk Creek, Carson Creek and SOEP.

Gas production increased one percent in the third quarter and decreased one percent in the first nine months of 2011 compared to the same periods last year as increased gas production from Groundbirch, the Garrington Elkton development program and other assets acquired with Monterey were offset by planned maintenance shutdowns and normal production declines.

NGLs

NGL production increased 22 percent in the third quarter of 2011 compared to the second quarter of 2011 due to new wells in the Carson Creek area and the resumption of operations after planned maintenance shutdowns at both Carson and SOEP in the second quarter. A condensate shipment at SOEP in the third quarter of 2011 also contributed to higher NGL volumes.

Volumes increased 18 percent in the third quarter of 2011 versus the same period last year and remained unchanged for the first nine months of 2011 compared to 2010. The previously mentioned increases at Carson Creek were the primary reason for the volume increase in the third quarter of 2011 compared to the same quarter last year. Offsetting this increase in the first nine months of 2011 compared to the first nine months of 2010 was one less condensate shipment at SOEP in 2011, an increase in planned maintenance shutdowns and normal declines.

COMMODITY PRICE

Average Realized Prices

	Three months ended			Nine months ended
(Cdn$ unless otherwise indicated)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Light crude oil (per bbl) (1)	89.61	99.19	73.30	91.58	75.26
after realized commodity risk management (1)	91.95	92.82	75.05	89.34	76.26
Heavy oil (per bbl)	62.36	74.74	57.80	65.56	60.15
Natural gas (per Mcf)	3.57	3.73	3.56	3.74	4.22
after realized commodity risk management	4.05	4.18	4.67	4.19	5.05
Natural gas liquids (per bbl)	66.58	68.95	53.55	68.85	57.08
Total per boe (1)	50.61	54.91	43.56	52.02	47.05
after realized commodity risk management (1)	52.68	54.41	47.39	52.73	49.80
Other production income	0.72	0.63	0.40	0.56	0.27
Total oil and gas sales per boe (1)	53.40	55.04	47.79	53.29	50.07
Average Benchmark prices
WTI oil (U.S.$ per bbl)	89.54	102.34	76.21	95.47	77.69
AECO spot gas (Cdn$ per MMbtu)	3.66	3.89	3.54	3.77	4.11
NYMEX gas (U.S.$ per MMbtu)	4.05	4.38	4.23	4.21	4.52
Currency (U.S.$/Cdn$)	1.02	1.03	0.96	1.02	0.97

(1)	Prior periods restated to conform to presentation in the current period.

Third quarter 2011 WTI benchmark crude oil prices decreased 13 percent from the second quarter, averaging U.S. $89.54 per bbl compared to an average price of U.S. $102.34 per bbl in the second quarter 2011. 2011 third quarter benchmark crude prices increased 17 percent from an average price of U.S. $76.21 per bbl in the third quarter 2010. Pengrowth’s average realized price for light crude oil, after risk management activities averaged U.S $91.95 per bbl in the third quarter compared to U.S. $92.82 per bbl in the second quarter and increased approximately 23 percent from the third quarter 2010 average price of U.S. $75.05 per bbl.

The U.S. based NYMEX natural gas benchmark averaged U.S. $4.05 per MMbtu in the third quarter 2011, an approximate eight percent decline from the second quarter 2011 average prices of U.S. $4.38 per MMbtu. Weaker demand for natural gas and continued oversupply issues contributed to the decline in prices quarter over quarter. Third quarter 2011 benchmark prices declined approximately four percent compared to an average third quarter 2010 price of U.S. $4.23 per MMbtu.

12	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

AECO spot prices continued to trade at a discount to the NYMEX benchmark, although the gap narrowed during the third quarter of 2011 when compared to the second quarter. AECO spot prices declined six percent to $3.66 per MMbtu from $3.89 per MMbtu in the second quarter 2011. Third quarter 2011 prices increased approximately three percent from the third quarter 2010 average price of $3.54 per MMbtu.

Pengrowth’s corporate realized natural gas price after risk management activities was $4.05 per Mcf in the third quarter 2011, a three percent decrease from the second quarter 2011 realized price of $4.18 per Mcf and a 13 percent decline from third quarter 2010 realized price of $4.67 per Mcf. The decline in average realized prices quarter over quarter is mainly attributable to the decline in the benchmark prices partially offset by risk management activities. On a year over year basis, realized prices were lower primarily due to a lower hedged gas price and lower hedged volumes in 2011.

Pengrowth’s total average realized price, after risk management activities was $52.68 per boe in the third quarter 2011, a three percent decrease from the second quarter 2011 and an 11 percent increase over the third quarter of 2010. Lower third quarter benchmark prices for crude oil and natural gas contributed to lower average prices quarter over quarter, partially offset by gains in commodity risk management activities. The higher realized prices year over year resulted from higher benchmark prices for crude oil offset by lower natural gas prices and a stronger Canadian dollar.

The Canadian dollar was higher versus the U.S. dollar through much of the third quarter, averaging $1.02(U.S.$/Cdn$) compared to $1.03 (U.S.$/Cdn$) in the second quarter of 2011.

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Realized
Light crude oil ($ millions)	4.6	(12.0)	3.4	(12.8)	6.0
Light crude oil ($ per bbl)	2.34	(6.37)	1.75	(2.24)	1.00
Natural gas ($ millions)	9.6	8.8	22.3	26.9	50.0
Natural gas ($ per Mcf)	0.48	0.45	1.11	0.45	0.83
Combined ($ millions)	14.2	(3.2)	25.7	14.1	56.0
Combined ($ per boe)	2.07	(0.50)	3.83	0.71	2.75
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	60.8	2.7	50.4	60.8	50.4
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	2.7	(70.3)	51.3	(2.1)	(9.0)
Unrealized gain (loss) on risk management contracts	58.1	73.1	(0.9)	62.9	59.4

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Benchmark oil prices fell below the average price achieved through our commodity risk management activities, resulting in a realized risk management gain of $4.6 million in the third quarter 2011, compared to a $12.0 million loss in the second quarter 2011. In the first nine months of 2011, benchmark crude oil prices were higher than in the same period last year and exceeded our average hedged oil price resulting in a $12.8 million realized risk management loss compared to a $6.0 million gain in 2010.

Realized gains from natural gas commodity risk management activities have decreased to $26.9 million for the first nine months of 2011 compared to $50.0 million for the same period last year as the 2011 natural gas hedged price and volumes were lower than in 2010. These factors also contributed to the lower natural gas realized risk management gain of $9.6 million in the third quarter 2011 compared to $22.3 million in the third quarter 2010.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. The decrease in the forward price curve for crude oil at period end September 30, 2011 from June 30, 2011 was the primary reason for the $58.1 million unrealized commodity risk management gain in the third quarter of 2011.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	13

As of September 30, 2011, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
WTI (1)	16,000	Oct 1, 2011 - Dec 31, 2011	$90.98
WTI (1)	10,000	Jan 1, 2012 - Dec 31, 2012	$95.12
Natural Gas:
Reference Point	Volume (MMbtu/d)	Remaining Term	Price per MMbtu (2)
AECO	14,217	Oct 1, 2011 - Oct 31, 2011	$4.21
AECO	45,021	Oct 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	Oct 1, 2011 - Dec 31, 2011	$6.78
AECO	14,217	Jan 1, 2012 - Dec 31, 2012	$4.45

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MW (2)
AESO	25	Oct 1, 2011 - Dec 31, 2011	$46.34

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars.

Based on our 2011 production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and approximately 30 percent of estimated natural gas volumes at $5.21 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $5.1 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $2.6 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the Statement of (Loss) Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at September 30, 2011, future revenue and cash flow would be $60.8 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $60.8 million asset is composed of a net asset of $52.0 million relating to contracts expiring within one year and a net asset of $8.8 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of (Loss) Income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement of (Loss) Income and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

14	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

	Three months ended						Nine months ended
($ millions except percentages) Sales Revenue	Sept 30, 2011	% of total	June 30, 2011	% of total	Sept 30, 2010	% of total	Sept 30, 2011	% of total	Sept 30, 2010	% of total
Light crude oil (1)	179.0	49	174.3	49	144.8	45	511.1	48	452.5	44
Natural gas	81.8	22	81.1	23	93.5	29	249.3	23	302.8	30
Natural gas liquids	63.9	18	53.6	15	43.7	14	176.4	17	146.8	14
Heavy oil	36.6	10	42.3	12	35.0	11	114.8	11	112.1	11
Brokered sales/sulphur	5.0	1	4.1	1	2.7	1	11.3	1	5.5	1
Total oil and gas sales (1)	366.3		355.4		319.7		1,062.9		1,019.7

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the third quarter of 2011 compared to the third quarter of 2010. The increased commodity prices realized for liquids after commodity risk management activities during the third quarter of 2011 are the primary reason for higher oil and gas sales.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Quarter ended September 30, 2010	144.8	93.5	43.7	35.0	2.7	319.7
Effect of change in product prices	31.8	0.3	12.5	2.7	–	47.3
Effect of change in realized commodity risk management activities	1.2	(12.7)	–	–	–	(11.5)
Effect of change in sales volumes	1.3	0.6	7.7	(1.0)	–	8.6
Other	(0.1)	0.1	–	(0.1)	2.3	2.2
Quarter ended September 30, 2011	179.0	81.8	63.9	36.6	5.0	366.3

(1)	Prior period restated to conform to presentation in the current period.
(2)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first nine months of 2011 compared to the same period of 2010. The increased commodity prices realized for liquids during the first nine months of 2011 have more than offset the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (2)	Total (1)
Nine month period ended September 30, 2010	452.5	302.8	146.9	112.1	5.5	1,019.8
Effect of change in product prices	93.4	(28.2)	30.2	9.5	–	104.9
Effect of change in realized commodity risk management activities	(18.8)	(23.1)	–	–	–	(41.9)
Effect of change in sales volumes	(16.0)	(2.2)	(0.6)	(6.8)	–	(25.6)
Other	–	–	(0.1)	–	5.8	5.7
Nine month period ended September 30, 2011	511.1	249.3	176.4	114.8	11.3	1,062.9

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	15

ROYALTY EXPENSE

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Royalty expense	73.1	72.2	55.3	205.7	191.8
$ per boe	10.65	11.18	8.26	10.31	9.42
Royalties as a percent of sales (1)	20.0%	20.3%	17.3%	19.3%	18.8%
Royalties as a percent of sales excluding realized risk management contracts (1)	20.8%	20.1%	18.8%	19.6%	19.9%

(1)	Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Third quarter royalty rates remained steady compared to the second quarter of 2011. Changes to the Alberta royalty regime in 2009, which reduced the rate for new wells drilled, are the primary factor for the lower royalty rate in the third quarter of 2010 compared to the third quarter of 2011.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Operating expenses	102.6	95.1	84.9	292.5	263.0
$ per boe	14.96	14.73	12.69	14.67	12.91

Operating expenses in the third quarter of 2011 increased eight percent from the second quarter of 2011 and were two percent higher on a per boe basis. The third quarter was impacted by higher power costs (approximately $7.5 million), repair work due to a pipeline rupture in Judy Creek (approximately $1.1 million) and increased road, lease and right-of-way maintenance from flooding and wet weather in the second quarter.

For the third quarter and first nine months of 2011 compared to the same periods of 2010 operating expenses increased 21 percent and 11 percent, respectively. Increased expenses in these two periods are primarily attributable to the following: significantly higher power prices, additional expenses related to the acquisition of Monterey in the third quarter of 2010, increased trucking due to pipeline restrictions, increased turnaround activity, and road maintenance attributable to extreme wet weather conditions.

Pengrowth’s 2011 operating expense forecast has been increased to be in the range of $380 and $390 million, primarily reflecting the impact of continued high power prices. The revised operating expense on a boe basis will increase from $13.90 to $14.45 per boe, based on the midpoint of production and operating expense guidance.

PROCESSING AND OTHER INCOME

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Processing & other income	3.7	5.1	4.4	11.8	14.8
$ per boe	0.54	0.79	0.65	0.59	0.73

Processing and other income is derived from the sale of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income decreased in the third quarter of 2011 due to lower casinghead gas sales as more volumes were used as injectants at the Judy Creek miscible flood rather than sold when compared to the second quarter of 2011. In addition, the third quarter recorded lower gas processing income at Quirk Creek due to a planned maintenance

16	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

shutdown. For the first nine months of 2011, other income remained lower primarily due to reduced casinghead gas sales compared to the same period of 2010 as a result of the Swan Hills unscheduled pipeline outage in the first quarter of 2011.

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Net operating expenses	98.9	90.0	80.5	280.7	248.2
$ per boe	14.42	13.94	12.04	14.08	12.18

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Nine months ended
($ millions except per bbl and Mcf amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil transportation (1)	6.3	4.4	4.2	14.8	12.5
$ per bbl	3.25	2.32	2.17	2.58	2.11
Natural gas transportation	1.8	1.7	1.5	5.3	6.1
$ per Mcf	0.09	0.09	0.08	0.09	0.10

(1)	Prior period restated to conform to presentation in the current period.

Oil transportation increased approximately 43 percent in the third quarter of 2011 compared to the second quarter of 2011 primarily due to increased trucking of clean product in the Red Earth area as a result of the Rainbow Pipeline break and subsequent shutdown in Northern Alberta. The Rainbow Pipeline resumed shipping in early September.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the Statement of (Loss) Income and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth realized an average operating netback of $27.15 per boe in the third quarter of 2011 compared to $28.97 per boe in the second quarter of 2011 and $26.64 per boe for the third quarter of 2010. The decrease in the netback in the third quarter of 2011 compared to the second quarter of 2011 is primarily due to lower commodity prices after commodity risk management activities. Operating netback for the first nine months of 2011 is slightly higher than the same period of 2010 as a result of higher average commodity prices offset by higher operating and royalty expenses.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	17

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales (1)	53.40	55.04	47.79	53.29	50.07
Processing and other income	0.54	0.79	0.65	0.59	0.73
Royalties	(10.65)	(11.18)	(8.26)	(10.31)	(9.42)
Operating expenses	(14.96)	(14.73)	(12.69)	(14.67)	(12.91)
Transportation costs (1)	(1.18)	(0.95)	(0.85)	(1.01)	(0.91)
Operating netback(1)	27.15	28.97	26.64	27.89	27.56

	Three months ended			Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	92.88	93.63	75.99	90.12	76.83
Processing and other income	0.28	0.66	0.34	0.42	0.43
Royalties	(20.46)	(21.83)	(15.04)	(20.03)	(17.32)
Operating expenses	(18.05)	(16.29)	(14.01)	(17.00)	(15.57)
Transportation costs (1)	(3.25)	(2.32)	(2.17)	(2.58)	(2.11)
Operating netback(1)	51.40	53.85	45.11	50.93	42.26

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	62.36	74.74	57.80	65.56	60.15
Processing and other income	0.13	0.13	1.20	0.15	0.04
Royalties(2)	(14.23)	(18.54)	(9.89)	(13.86)	(12.03)
Operating expenses	(15.67)	(15.83)	(17.22)	(14.78)	(15.65)
Operating netback	32.59	40.50	31.89	37.07	32.51

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per Mcf)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	4.20	4.31	4.71	4.30	5.08
Processing and other income	0.15	0.19	0.15	0.15	0.20
Royalties	(0.31)	(0.35)	(0.45)	(0.35)	(0.46)
Operating expenses	(2.11)	(2.21)	(1.88)	(2.18)	(2.01)
Transportation costs	(0.09)	(0.09)	(0.08)	(0.09)	(0.10)
Operating netback	1.84	1.85	2.45	1.83	2.71

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Oil & gas sales	66.58	68.95	53.55	68.85	57.08
Royalties	(19.42)	(17.95)	(13.77)	(17.83)	(15.10)
Operating expenses	(17.03)	(15.90)	(12.02)	(15.53)	(11.66)
Operating netback	30.13	35.10	27.76	35.49	30.32

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil royalties impacted by unfavorable EOR adjustments at the Tangleflags property in second quarter 2011 .

18	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Cash G&A expense	14.5	15.8	10.7	48.0	34.3
$ per boe	2.11	2.45	1.60	2.41	1.68
Non-cash G&A expense	2.4	3.5	0.3	9.0	5.5
$ per boe	0.35	0.54	0.04	0.45	0.27
Total G&A	16.9	19.3	11.0	57.0	39.8
$ per boe	2.46	2.99	1.64	2.86	1.95

Third quarter cash G&A expenses are lower than the second quarter due to severance costs in the second quarter. Cash G&A for the third quarter and first nine months of 2011 include certain costs relating to information technology, office facilities and operations support previously charged to operating expenses in the prior year. The impact of this change for the third quarter and first nine months of 2011 is approximately $2.7 million and approximately $10.4 million, respectively. In addition, severance costs incurred in the second quarter of 2011 and the non-recurring costs from the first quarter of 2011 contribute to the higher G&A expenses in the first nine months of 2011 compared to the same period of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) (see Note 11 to the financial statements). The compensation costs associated with these plans are expensed over the applicable vesting period. Non-cash stock based compensation was lower in the third quarter of 2011 compared to the second quarter of 2011 as a result of an adjustment to the anticipated 2008 Deferred Entitlement Share Units (“DESU”) performance multiplier. The increase in the third quarter and first nine months of 2011 compared to the same periods last year was primarily due to a higher value of the 2011 LTIP grants as compared to 2010 grants and a reduction to the 2007 DESU performance multiplier in the third quarter of 2010.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Depletion, depreciation and amortization	112.8	103.2	107.7	320.3	324.2
$ per boe	16.44	15.98	16.10	16.06	15.92
Accretion	3.9	3.8	4.8	11.6	13.7
$ per boe	0.57	0.59	0.72	0.58	0.67

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves and is based on the dollar value of the property, plant and equipment asset base. Depletion has increased in the third quarter as compared to the second quarter of 2011 and the third quarter of 2010 as a result of increased production volumes and capital spending increasing the size of the asset base. Depletion per boe increased in the third quarter of 2011 compared to the second quarter of 2011 as a result of the reserves used in the depletion calculation not reflecting reserve additions from new wells which are typically recognized in the fourth quarter. Depletion per boe increased in the third quarter and first nine months of 2011 compared to the same periods last year mainly as a result of capital spending increasing the asset base.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion has remained relatively stable compared to the second quarter of 2011. Accretion has decreased in the third quarter and first nine months of 2011 compared to the same periods last year due to a reduction in the underlying inflation rate which reduced the future expected ARO in the third quarter of 2010.

INTEREST AND FINANCING CHARGES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Interest and Financing charges	19.3	18.8	17.1	54.8	50.8

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	19

At September 30, 2011, Pengrowth had $1,247.4 million in long term debt; $31.0 million in short term debt and $2.9 million in bank indebtedness outstanding. The majority of long term debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.2 percent. The remaining long term debt is drawn from Pengrowth’s syndicated bank facility and subject to prevailing market rates. At September 30, 2011 Pengrowth’s floating rate cost of funds was 3.1 percent.

The increase in interest expense in the third quarter of 2011 is a combination of increased debt outstanding due to Pengrowth’s higher capital investment and borrowing costs in 2011. The fees charged under the syndicated credit facility increased upon renewal in the fourth quarter of 2010 when rates were reset to market. These additional fees are amortized over the life of the loan and contribute to the higher borrowing cost compared to 2010.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a future tax expense of $16.1 million and $36.1 million for the three and nine month periods ending September 30, 2011, respectively. Comparatively, for the same periods ending September 30, 2010, a future tax reduction of $5.1 million and a future tax expense of $5.5 million were recorded, respectively. See Note 9 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	(75.5)	4.6	32.1	(48.3)	19.7
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	(4.3)	0.4	(1.3)	(4.2)	4.1
	(79.8)	5.0	30.8	(52.5)	23.8
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	3.4	(0.4)	(0.2)	4.2	(3.6)
Total Unrealized foreign exchange gain (loss)	(76.4)	4.6	30.6	(48.3)	20.2
Realized foreign exchange (loss) gain	(0.8)	(0.2)	0.5	(1.0)	(2.0)

The total unrealized foreign exchange loss in the third quarter was $76.4 million compared to an unrealized foreign exchange gain of $4.6 million and $30.6 million in the second quarter of 2011 and third quarter of 2010, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange loss this quarter compared to the second quarter was mainly the result of a decrease in the closing exchange rate of the Canadian dollar to U.S. dollar since June 30, 2011.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

As of September 30, 2011, the ARO discount rate was revised from three and one half percent to three percent to reflect changes to the underlying risk free long term debt yield. As a result, the ARO liability increased approximately $98.0 million as of September 30, 2011, with a corresponding increase in the book value of the related asset.

20	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

For the nine months ended September 30, 2011, Pengrowth’s ARO liability increased $95.7 million primarily due to the above noted $98.0 million revision. Pengrowth has estimated the net present value of its total ARO to be $542.7 million as at September 30, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through September 30, 2011, Pengrowth spent $17.3 million on abandonment and reclamation (September 30, 2010—$12.1 million). Pengrowth expects to spend approximately $2 million in the remainder of 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

WORKING CAPITAL

The working capital deficiency decreased at September 30, 2011 by $12.6 million to $96.7 million compared to December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Sept 30 2011	Dec 31 2010	Sept 30 2010(2)
($ thousands) Term credit facilities	$209,000	$39,000	$—
Senior unsecured notes(1)	1,038,377	985,367	1,019,485
Long term debt	1,247,377	1,024,367	1,019,485
Working capital deficiency	96,680	109,237	75,239
Total debt	$1,344,057	$1,133,604	$1,094,724

Twelve months trailing:	Sept 30 2011	Dec 31 2010	Sept 30 2010
Net (loss) income	$(58,456)	$149,836	$278,843
Add:
Interest and financing charges	74,401	70,464	69,086
Deferred tax expense (reduction)	201,919	171,321	(88,247)
Depletion, depreciation, amortization and accretion	444,106	450,125	565,614
Other non-cash expenses (income)	(2,008)	(149,049)	(114,990)
EBITDA	$659,962	$692,697	$710,306
Total debt to EBITDA	2.0	1.6	1.5
Total Capitalization(3)	$4,366,097	$4,206,712	$4,241,507
Total debt as a percentage of total capitalization	30.8%	26.9%	25.8%

(1)	Non-current portion of long term debt.

(2)	Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(3)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in long term debt since year-end 2010 of $223 million is due to an increase of $170 million in the revolving credit facility as a result of increased capital spending in 2011 and an increase of $52.5 million due to foreign currency translation losses of $48.3 million on the U.S. dollar denominated debt, and $4.2 million on the U.K. pound sterling denominated debt. The increase in debt resulted in a trailing 12 month Total Debt to EBITDA ratio at September 30, 2011 of 2.0x which, although higher than prior periods, is still within corporate targets.

Term Credit Facilities

At September 30, 2011, Pengrowth’s revolving credit facility was utilized by $209 million in borrowings ($Nil – September 30, 2010) and $25.6 million in outstanding letters of credit ($18 million—September 30, 2010). The credit facility includes a committed value of $1 billion and a $250 million expansion feature providing Pengrowth with up to $1.3 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on October 29, 2013 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	21

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. This facility was utilized by borrowings of $31 million and $5.7 million in outstanding letters of credit. This facility appears on the Balance Sheet as a current liability in Bank indebtedness.

Together, these two facilities provide Pengrowth with approximately $776 million of available credit capacity at September 30, 2011, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

During the nine months ended September 30, 2011, 3.2 million shares were issued for cash proceeds of $37.1 million under the DRIP compared to 1.5 million trust units for cash proceeds of $15.5 million for the same period last year.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

22	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, net income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended			Nine months ended
($ thousands, except per share amounts)	Sept 30, 2011	June 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010
Funds flow from operations	150,354	151,720	149,298	448,899	486,305
Net (loss) income	(462)	88,536	144,579	93,501	301,793
Dividends declared	69,198	68,859	65,254	206,659	187,466
Dividends declared per share	0.21	0.21	0.21	0.63	0.63
Excess of funds flow from operations less dividends declared	81,156	82,861	84,044	242,240	298,839
Per Share	0.25	0.25	0.28	0.74	1.02
(Shortfall) Surplus of net income (loss) less dividends declared	(69,660)	19,677	79,325	(113,158)	114,327
Per Share	(0.21)	0.06	0.27	(0.35)	0.39
Payout Ratio	46%	45%	44%	46%	39%

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products. As such, Funds Flow from Operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are generally paid to shareholders on the 15th or next business day of the month. Pengrowth paid $0.07 per share in each of the months January through September 2011, for an aggregate cash dividend of $0.63 per share.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	23

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011	Q1	Q2	Q3
Oil and gas sales ($000’s)	341,159	355,438	366,298
Net income (loss) ($000’s)	5,427	88,536	(462)
Net income (loss) per share ($)	0.02	0.27	–
Net income (loss) per share - diluted ($)	0.02	0.27	–
Funds flow from operations ($000’s)	146,825	151,720	150,354
Dividends declared ($000’s)	68,602	68,859	69,198
Dividends declared per share ($)	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568
Total production (Mboe)	6,627	6,457	6,860
Average realized price ($ per boe)	51.15	54.41	52.68
Operating netback ($ per boe)	27.64	28.97	27.15

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s) (1)	360,174	339,827	319,669	342,983
Net income (loss) ($000’s)	139,037	18,177	144,579	(151,957)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($000’s)	161,458	175,549	149,298	139,941
Distributions declared ($000’s)	61,037	61,175	65,254	45,118 (2)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14 (2)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe) (1)	52.79	49.17	47.39	49.34
Operating netback ($ per boe) (1)	28.24	27.75	26.64	25.02

2009 — Previous GAAP (3)	Q1	Q2	Q3	Q4
Oil and gas sales ($000’s)	322,973	335,634	325,264	359,296
Net (loss) income ($000’s)	(54,232)	10,272	78,290	50,523
Net (loss) income per share ($)	(0.21)	0.04	0.30	0.18
Net (loss) income per share - diluted ($)	(0.21)	0.04	0.30	0.18
Funds flow from operations ($000’s) (4)	138,751	165,604	150,190	160,767
Distributions declared ($000’s)	77,212	77,526	72,235	60,880
Distributions declared per unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (Mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	26.63	24.71	26.28	23.87

(1)	Prior period restated to conform to presentation in the current period.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

(3)	Pengrowth’s IFRS transition date was January 1, 2010. 2009 comparative information has not been restated.

(4)	Funds flow from operations is a non-GAAP measure under previous GAAP.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled

24	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

maintenance shutdowns and restrictions due to flooding and forest fires, unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to pay dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•

Uncertainty in international financial markets concerning sovereign debt and debt ratings could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	25

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•

During periods of increased activity within the oil and gas sector, the cost of goods and services may increase, it may be more difficult to hire and retain staff and the cost for certain skills may increase.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a Steam Assisted Gravity Drainage (“SAGD”) project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

26	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to September 30, 2011, Pengrowth has entered into fixed price commodity sales contracts for 2012 relating to crude oil for 6,000 bbl per day at $89.41 per bbl, and power for 10 MW at $72.00 per MW.

OUTLOOK

Pengrowth’s capital spending is expected to be $610 million with the majority of the spending directed to Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

The 2011 annual average production is expected to be between 72,000 and 74,000 boe per day. Exit production for 2011 is expected to range between 75,500 and 76,500 boe per day.

Forecasted operating expenses for 2011 are expected to be in the range of $380 and $390 million or $14.45 per boe.

Total G&A costs for 2011 are expected to be $3.00 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.49 per boe.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $25 million for the three months ended September 30, 2010 and $85 million for the nine months ended September 30, 2010.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	27

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•

Pengrowth recorded no gain on divestitures in the three months ended September 30, 2010, a gain of approximately $11 million in the nine months ended September 30, 2010 and $18 million for the year ended December 31, 2010.

•	Under IFRS, the gain on equity investment was disclosed below the determination of operating income.

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free discount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability as at January 1, 2010 which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of September 30, 2010 the inflation rate used to calculate the ARO liability was reduced from two percent to one and one half percent per annum based on historical price inflation. As a result, the ARO liability under IFRS was revised to $470 million as at September 30, 2010 as compared to $545 million as at June 30, 2010 and future expected cash flows were decreased to $1,708 million as at September 30, 2010 as compared to $2,120 million as at June 30, 2010.

•

Under previous GAAP, the reduction in the ARO inflation rate from two percent to one and one half percent per annum resulted in the ARO liability being revised to $283 million as at September 30, 2010 as compared to $292 million as at June 30, 2010.

•

As of September 30, 2011, the ARO discount rate was further revised to three percent to reflect changes to the underlying risk free long term debt yield. As a result, the ARO liability increased approximately $98 million as of September 30, 2011.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the Statement of (Loss) Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

28	PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the Statement of Cash Flow.

•	Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The Statement of Cash Flow includes a subtotal for Funds Flow from Operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, Funds Flow from Operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the September 30, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, September 30, 2010 and December 31, 2010 Balance Sheets as well as Statements of Income and Statements of Cash Flow for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, we do not anticipate any significant changes as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis	29

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended September 30, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended September 30, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

30

PENGROWTH Third Quarter 2011 Management’s Discussion & Analysis

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

Note

As at September 30, 2011

As at December 31, 2010

As at January 1, 2010

ASSETS

Current Assets

Cash and cash equivalents

$
–

$
2,849

$
–

Accounts receivable

179,806

189,616

182,342

Fair value of risk management contracts

14

53,967

13,550

14,001

233,773

206,015

196,343

Fair value of risk management contracts

14

8,808

–

–

Other assets

4

60,174

54,115

53,011

Deferred income taxes

–

–

40,917

Property, plant and equipment

5

3,984,653

3,738,016

3,737,184

Exploration and evaluation assets

6

520,545

511,569

67,597

Goodwill

716,891

716,891

660,896

TOTAL ASSETS

$
5,524,844

$
5,226,606

$
4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

7

$
33,936

$
22,000

$
11,563

Accounts payable

256,296

240,952

185,337

Dividends payable

23,107

22,534

40,590

Fair value of risk management contracts

14

1,046

9,278

17,555

Current portion of long term debt

–

–

157,546

Current portion of provisions

8

16,068

20,488

21,227

330,453

315,252

433,818

Fair value of risk management contracts

14

20,673

31,416

23,269

Convertible debentures

–

–

74,828

Long term debt

7

1,247,377

1,024,367

907,599

Provisions

8

533,370

434,532

439,064

Deferred income taxes

9

274,251

238,694

–

2,406,124

2,044,261

1,878,578

Shareholders’ Equity

Shareholders’ capital

10

3,215,918

3,171,719

4,927,324

Equity portion of convertible debentures

–

–

160

Contributed surplus

15,960

10,626

18,617

Deficit

(113,158
)

–

(2,068,731
)

3,118,720

3,182,345

2,877,370

Subsequent events

17

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,524,844

$
5,226,606

$
4,755,948

See accompanying notes to the financial statements.

PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF (LOSS) INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

Three months ended September 30

Nine months ended September 30

Note

2011

2010

2011

2010

REVENUES

Oil and gas sales

$
366,298

$
319,669

$
1,062,895

$
1,019,670

Royalties, net of incentives

(73,095
)

(55,281
)

(205,651
)

(191,831
)

293,203

264,388

857,244

827,839

Unrealized gain (loss) on commodity risk management

14

58,109

(898
)

62,924

59,478

Processing and other income

3,694

4,377

11,819

14,795

355,006

267,867

931,987

902,112

EXPENSES

Operating

102,637

84,881

292,541

262,963

Transportation

8,124

5,701

20,072

18,562

General and administrative

16,878

10,923

57,000

39,770

Depletion, depreciation and amortization

112,770

107,689

320,339

324,233

240,409

209,194

689,952

645,528

OPERATING INCOME

114,597

58,673

242,035

256,584

Other (income) expense items

Gain on disposition of properties

(2,054
)

–

(2,777
)

(11,043
)

Gain on equity investment

–

(73,756
)

–

(73,756
)

Unrealized foreign exchange loss (gain)

15

76,423

(30,579
)

48,288

(20,176
)

Realized foreign exchange loss (gain)

15

766

(489
)

1,048

2,039

Interest and financing charges

19,309

17,061

54,785

50,848

Accretion

8

3,857

4,765

11,569

13,694

Other expense (income)

691

2,222

(433
)

(12,271
)

INCOME (LOSS) BEFORE TAXES

15,605

139,449

129,555

307,249

Deferred income tax expense (reduction)

16,067

(5,130
)

36,054

5,456

NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

$
(462
)

$
144,579

$
93,501

$
301,793

NET (LOSS) INCOME PER SHARE

13

Basic

$
–

$
0.49

$
0.29

$
1.03

Diluted

$
–

$
0.48

$
0.29

$
1.02

See accompanying notes to the financial statements.

32

PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

Three months ended September 30

Nine months ended September 30

Note

2011

2010

2011

2010

CASH PROVIDED BY (USED FOR):

OPERATING

Net (loss) income and comprehensive (loss) income

$
(462
)

$
144,579

$
93,501

$
301,793

Depletion, depreciation and accretion

116,627

112,454

331,908

337,927

Deferred income tax expense

16,067

(5,130
)

35,594

5,456

Contract liability amortization

(420
)

(432
)

(1,258
)

(1,296
)

Unrealized foreign exchange (gain) loss

15

76,423

(30,579
)

48,288

(20,176
)

Unrealized (gain) loss on commodity risk management

14

(58,109
)

898

(62,924
)

(59,478
)

Share based compensation

11

2,427

248

9,042

5,552

Non-cash gain on equity investment

–

(73,756
)

–

(73,756
)

Gain on sale of assets

(2,054
)

–

(2,777
)

(11,043
)

Other items

(145
)

1,016

(2,475
)

1,326

Funds flow from operations

150,354

149,298

448,899

486,305

Interest and financing charges

19,309

17,061

54,785

50,848

Expenditures on remediation

(5,376
)

(3,712
)

(17,349
)

(12,103
)

Changes in non-cash operating working capital

12

15,126

23,902

2,213

10,529

179,413

186,549

488,548

535,579

FINANCING

Dividends paid

(69,086
)

(61,217
)

(206,086
)

(183,227
)

Bank indebtedness (repayment)

(1,553
)

26,000

11,936

14,437

Long term debt increase (decrease)

7

54,000

(41,901
)

170,000

(63,581
)

Redemption of convertible debentures

–

–

–

(76,610
)

Interest paid

12

(24,579
)

(24,520
)

(61,024
)

(58,396
)

Proceeds from equity issues

15,423

7,046

39,969

17,989

(25,795
)

(94,592
)

(45,205
)

(349,388
)

INVESTING

Capital expenditures

(163,569
)

(87,677
)

(466,480
)

(202,968
)

Other property acquisitions

(5,488
)

(17,352
)

(8,628
)

(20,043
)

Proceeds on property dispositions

1,671

273

7,389

48,312

Purchase of injectants

12

(2,175
)

(2,103
)

(3,514
)

(8,971
)

Other investments

–

–

–

(2,906
)

Contributions to remediation trust funds

(896
)

(770
)

(4,139
)

(4,445
)

Change in non-cash investing working capital

12

16,839

12,147

29,180

6,085

(153,618
)

(95,482
)

(446,192
)

(184,936
)

CHANGE IN CASH AND CASH EQUIVALENTS

–

(3,525
)

(2,849
)

1,255

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

4,780

2,849

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
–

$
1,255

$
–

$
1,255

See accompanying notes to the financial statements.

PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

Three Months Ended September 30

Nine Months Ended September 30

Shareholders’ Capital

2011

2010

2011

2010

Balance, beginning of period

$
3,199,205

$
–

$
3,171,719

$
–

Share based compensation

1,993

–

7,230

–

Issued under Distribution Reinvestment Plan

14,720

–

37,077

–

Share issue cost, net of tax

–

–

(108
)

–

Balance, end of period

$
3,215,918

$
–

$
3,215,918

$
–

Trust Unitholders’ Capital

Balance, beginning of period

$
–

$
4,941,754

$
–

$
4,927,324

Trust unit based compensation

–

856

–

6,204

Issued under Distribution Reinvestment Plan

–

6,453

–

15,491

Issued for the Monterey business combination

–

307,648

–

307,648

Issued on redemption of Exchangeable shares (1)

–

94

–

94

Trust unit issue costs

–

(314
)

–

(270
)

Balance, end of period

$
–

$
5,256,491

$
–

$
5,256,491

Exchangeable Shares

Balance, beginning of period

$
–

$
–

$
–

$
–

Issued for the Monterey business combination

–

54,939

–

54,939

Redeemed for trust units

–

(94
)

–

(94
)

Balance, end of period

$
–

$
54,845

$
–

$
54,845

Contributed Surplus

Balance, beginning of period

$
14,664

$
20,748

$
10,626

$
18,617

Share based compensation

2,586

248

9,527

5,552

Exercise of share based compensation awards

(1,290
)

(264
)

(4,193
)

(3,437
)

Balance, end of period

$
15,960

$
20,732

$
15,960

$
20,732

Deficit

Balance, beginning of period

$
(43,498
)

$
(2,033,729
)

$
–

$
(2,068,731
)

Net (loss) income

(462
)

144,579

93,501

301,793

Dividends declared

(69,198
)

(65,254
)

(206,659
)

(187,466
)

Balance, end of period

$
(113,158
)

$
(1,954,404
)

$
113,158

$
(1,954,404
)

TOTAL SHAREHOLDERS’ EQUITY

$
3,118,720

$
3,377,664

$
3,118,720

$
3,377,664

See accompanying notes to the financial statements

34

PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED SEPTEMBER 30, 2011

(unaudited)

(Tabular amounts are stated in thousands of dollars
except per share amounts and as otherwise stated)

1.
BASIS OF PRESENTATION

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

These interim financial statements for the nine months ended September 30, 2011 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International
Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These IFRS interim
financial statements include as comparative information the period included in Pengrowth’s annual consolidated financial statements for the year ended December 31, 2010 which, for comparative purposes, have been prepared in accordance with
IFRS. Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

Pengrowth has elected to exceed certain minimum disclosure requirements under IAS 34 in order to present changes in accounting policies in accordance with IFRS and provide additional disclosures which highlight the changes from Pengrowth’s 2010 annual consolidated financial statements prepared in accordance with previous GAAP. In 2012, and beyond, Pengrowth may not provide the same level of detail in the interim financial statements. Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 16.

The financial statements were authorized for release by the Audit Committee of the Board of Directors on November 3, 2011.

2.
SIGNIFICANT ACCOUNTING POLICIES

The disclosures provided
below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in
Pengrowth’s annual report for the year ended December 31, 2010.

PROPERTY, PLANT AND EQUIPMENT (PP&E) AND EXPLORATION AND
EVALUATION ASSETS

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties (exploration and evaluation assets or E & E Assets) are capitalized within intangible exploration assets. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E & E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E & E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved plus probable reserves have been discovered and production has commenced. Upon determination of proved plus probable reserves and commencement of production, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas interests, a separate category within PP&E.

PENGROWTH Third Quarter 2011 Financial Results

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, and costs attributable to bring the asset into operation, the initial estimate of decommissioning obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of
PP&E are recognized in profit or loss as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital expenditures over a period greater than one year necessary in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations. Under previous GAAP, no gain or loss was recorded on dispositions of PP&E unless the disposition caused a change in the depletion rate of 20 percent or greater.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields are depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. In accordance with National Instrument 51-101, Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Under previous GAAP, PP&E was held in a single full cost pool which was depleted over proved reserves only, resulting in higher depletion and depreciation expense.

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

120 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

36

PENGROWTH Third Quarter 2011 Financial Results

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill as determined under IFRS represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statement of (Loss) Income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, property, plant and equipment (PP&E)
is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

CGUs are assessed at each reporting date to determine whether there is any indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, the CGUs are tested for impairment. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statement of
(Loss) Income.

In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level, as a surplus from one asset will no longer shelter a deficit in another.

Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets

E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indications of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E).
In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount, and in certain circumstances, could include any surplus from PP&E impairment testing of related
CGUs. The impairment of E&E assets and any eventual impairment thereof would be recognized as additional depletion and depreciation expense in the Statement of (Loss) Income.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the
CGU or CGUs. Any impairment of goodwill is recognized in amortization expense in the Statement of (Loss) Income.

PENGROWTH Third Quarter 2011 Financial Results

An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each
reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the Statement of (Loss) Income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statement of (Loss) Income.

PROVISIONS

A provision is recognized
if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth
initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO to the extent recognized. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”). These funds are reflected in other assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax
payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

38

PENGROWTH Third Quarter 2011 Financial Results

Financial Instruments

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss,
(ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities. Pengrowth has designated cash and term deposits as financial assets held at fair value through profit or loss which is measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives must be classified as held for trading and
measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain (loss) on commodity risk management.
Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps, covering the principal and interest on the U.K. Pound Sterling denominated debt, are included in unrealized foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

Transactions in foreign currencies are translated to Canadian dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into
Canadian dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign exchange gains and losses are recognized in income.

ESTIMATES

Pengrowth makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

In particular, information about
significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Asset Retirement Obligation

Pengrowth estimates
obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

PENGROWTH Third Quarter 2011 Financial Results

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Impairment testing

The impairment testing of PP&E is
based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

COMPARATIVE FIGURES

Certain comparative figures in
the prior periods have been reclassified to conform to the presentation adopted in the current year.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9: Financial
Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, we do not anticipate any significant changes as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with
Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

40

PENGROWTH Third Quarter 2011 Financial Results

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after
January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

4.
OTHER ASSETS

As at September 30, 2011

As at December 31, 2010

As at January 1, 2010

Remediation trust funds

$
48,174

$
42,115

$
34,821

Equity investment in Monterey Exploration Ltd.

–

–

5,039

Other investments

12,000

12,000

13,151

$
60,174

$
54,115

$
53,011

REMEDIATION TRUST FUNDS

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Total Remediation Trust Funds

Balance, January 1, 2010

$
34,821

Contributions in period

7,648

Remediation expenditures from fund

(696
)

Unrealized gain in period

342

Balance, December 31, 2010

$
42,115

Contributions in period

4,516

Remediation expenditures from fund

(377
)

Unrealized gain in period

1,920

Balance, September 30, 2011

$
48,174

OTHER INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $12.0 million.

PENGROWTH Third Quarter 2011 Financial Results

5.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,919

3,625

287,544

Acquisitions through business combinations

49,235

–

49,235

Property acquisitions

20,171

–

20,171

Transfers from exploration and evaluation assets

131,039

–

131,039

Change in asset retirement obligations

(12,949
)

–

(12,949
)

Divestitures

(42,823
)

–

(42,823
)

Balance, December 31, 2010

$
4,138,505

$
64,686

$
4,203,191

Expenditures on property, plant and equipment

431,257

3,933

435,190

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

101,456

–

101,456

Divestitures

(7,485
)

–

(7,485
)

Balance, Sept 30, 2011

$
4,700,669

$
68,619

$
4,769,288

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,663

7,721

432,384

Disposals

(999
)

–

(999
)

Balance, December 31, 2010

$
423,664

$
41,511

$
465,175

Depletion and amortization for the period

314,274

6,065

320,339

Disposals

(879
)

–

(879
)

Balance, September 30, 2011

$
737,059

$
47,576

$
784,635

Carrying Amount

Oil and natural gas assets

Other equipment

Total

September 30, 2011

$
3,963,610

$
21,043

$
3,984,653

December 31, 2010

3,714,841

23,175

3,738,016

January 1, 2010

3,709,913

27,271

3,737,184

During the nine months ended September 30, 2011, approximately $3.1 million (September 30, 2010 – $2.5 million) of directly attributable general and administrative costs were capitalized.

During the nine months ended September 30, 2011, approximately $2.8 million of gains were recorded on divestitures (September 30, 2010 – $11.0 million).

IFRS requires an impairment test to assess the recoverable
value of the PP&E within each CGU upon initial adoption and, subsequently, annually or whenever there is an indication of impairment. Pengrowth performed an impairment test at January 1, 2010 upon initial adoption of IFRS and at
December 31, 2010. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell. The estimates of fair value less costs to sell was determined in part using the proved plus probable reserves and
January 1, 2010 commodity price forecast of our independent reserves evaluator, discounted at an estimated market rate. These prices have been adjusted for commodity price differentials specific to Pengrowth. Based on these assumptions, the estimated recoverable amount was greater than the net book value for each CGU and there was no impairment as at January 1, 2010 and December 31, 2010.

Subsequent to December 31, 2010 there have been no indications of impairment that required Pengrowth to perform an impairment test.

42

PENGROWTH Third Quarter 2011 Financial Results

6.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

E&E Assets

Balance, January 1,2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

35,289

Transfers to property, plant and equipment

(26,313
)

Balance, Sept 30, 2011

$
520,545

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. E&E assets are costs associated with the Lindeberg Steam Assisted Gravity Drainage (“SAGD”) Project,
Horn River and the undeveloped portion of Groundbirch.

During the nine months ended September 30, 2011, approximately $1.1 million (September 30,
2010 – $0.4 million) of directly attributable general and administrative costs were capitalized.

7.
LONG TERM DEBT

As at September 30, 2011

As at December 31, 2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
52,349

$
49,638

71.5 million at 4.67 percent due May 2015

74,631

70,731

400 million at 6.35 percent due July 2017

417,846

396,219

265 million at 6.98 percent due August 2018

276,679

262,354

115.5 million at 5.98 percent due May 2020

120,451

114,206

$
941,956

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

81,421

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

209,000

39,000

Total long term debt

$
1,247,377

$
1,024,367

Pengrowth’s unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on October 29, 2013 and can be renewed at Pengrowth’s discretion anytime prior to its maturity subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries
floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at
September 30, 2011, the available facility was reduced by drawings of $209 million (December 31, 2010 – $39 million) and outstanding letters of credit in the amount of approximately $26 million (December 31, 2010 – $18 million).

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at September 30, 2011, the availability of this facility was reduced by borrowings of approximately $31 million (December 31, 2010 – $22 million) and outstanding letters of credit of approximately $6 million (December 31, 2010 – $5 million). All borrowings under this facility are included in bank indebtedness on the balance sheet.

As of September 30, 2011, an unrealized cumulative foreign exchange gain of $15 million
(December 31, 2010 – $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2011, an unrealized cumulative foreign exchange gain of $32 million (December 31, 2010 –
$37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007. See notes 14 and 15 for additional information about foreign exchange risk management and the impact on the financial statements.

PENGROWTH Third Quarter 2011 Financial Results

8.
PROVISIONS

In the third quarter of 2011, the discount rate
used to calculate the ARO was reduced from three and one half percent per annum to three percent per annum to reflect changes to the underlying risk free long term debt yield. The change in estimate was made on a prospective basis and resulted in an increase of approximately $98 million to the ARO liability in the period with a corresponding adjustment made to the related asset.

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combinations

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisions disposed during the period

(3,284
)

–

(3,284
)

Provisions settled during the period

(20,926
)

–

(20,926
)

Revisions due to inflation rate changes

(94,797
)

–

(94,797
)

Revisions due to discount rate changes

90,854

–

90,854

Other revisions

(17,351
)

–

(17,351
)

Accretion and amortization

17,747

(1,728
)

16,019

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Provisions made during the period

4,624

–

4,624

Provisions disposed during the period

(1,142
)

–

(1,142
)

Provisions settled during the period

(17,349
)

–

(17,349
)

Revisions due to discount rate changes

97,974

–

97,974

Accretion and amortization

11,569

(1,258
)

10,311

Balance, September 30, 2011

$
542,744

$
6,694

$
549,438

As of September 30, 2011

Current

$
14,412

$
1,656

$
16,068

Non-current

528,332

5,038

533,370

$
542,744

$
6,694

$
549,438

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has estimated the net present value of its total ARO to be approximately $543 million as at September 30, 2011 (December 31, 2010 – $447 million), based on a total escalated future liability of approximately $1,818 million (December 31, 2010 – $1,823 million). These costs are expected to be made over 66 years with the majority of the costs incurred between 2041 and 2076. A discount rate, being the risk free rate related to the liability, of three percent (December 31, 2010 – three and one half percent) and an inflation rate of one and one half percent (December 31, 2010 – one and one half percent) were used to calculate the net present value of the ARO.

CONTRACT LIABILITIES

Pengrowth assumed
firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

44

PENGROWTH Third Quarter 2011 Financial Results

9.
INCOME TAXES

A reconciliation of tax (reduction) expense
calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

Nine months ended September 30, 2011

Nine months ended September 30, 2010

Income (loss) before taxes

$
129,555

$
307,249

Combined federal and provincial tax rate

26.86%

28.40%

Expected income tax expense

34,798

87,266

Net income of the Trust (1)

–

(52,042
)

Changes in estimated pool balances

5,735

4,265

Foreign exchange (gain) loss (2)

6,944

(3,532
)

Effect of change in corporate tax rate

(7,586
)

(8,582
)

Other including stock based compensation (3)

(3,837
)

(21,919
)

Deferred income tax expense

$
36,054

$
5,456

(1)
  Relates to estimated distributions of taxable income at the trust level at
September 30, 2010 of $183.2 million x 28.40% where the income tax liability was the responsibility of the unitholder.

(2)
  Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.

(3)
  Primarily expenses that are non-deductible for tax purposes and other adjustments.

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

Under IFRS, taxable temporary differences in the stand alone financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the corporate tax rate. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at September 30, 2010 (January 1, 2010—$164 million). The offset to the increased deferred tax asset was recorded as an adjustment to the opening retained earnings as of January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25% and then de-recognized through earnings on December 31, 2010.

10.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

Nine months ended September 30, 2011

Year ended December 31, 2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of period

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

465,653

3,037

–

–

Share based compensation (non-cash exercised)

359,647

4,193

–

–

Issued for cash under Dividend Reinvestment Plan (DRIP)

3,234,037

37,077

–

–

Issue costs net of tax

–

(108
)

–

–

Elimination of the deficit

–

–

–

(2,151,479
)

Balance, end of period

330,083,377

$
3,215,918

326,024,040

$
3,171,719

(1)
  As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on December 31, 2010.

PENGROWTH Third Quarter 2011 Financial Results

Nine months ended September 30, 2011

Year ended December 31, 2010

Trust Units Issued

  Number of
Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of period

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 16)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of period

–

$
–

–

$
–

Nine months ended September 30, 2011

Year ended December 31, 2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 16)

–

–

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance at December 31, 2010

–

$
–

–

$
–

11.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (LTIP) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans, as approved by shareholders.

LONG TERM INCENTIVE PLAN (“LTIP”)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)
Performance Share Units (“PSUs”)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (“RSUs”)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (“DSUs”)

The
DSU plan is currently applicable only for members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

46

PENGROWTH Third Quarter 2011 Financial Results

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the
LTIP.

The following provides a continuity of the LTIP:

Nine months ended September 30, 2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of period

–

$
–

–

$
–

–

$
–

Granted

620,712

12.49

864,882

12.53

47,468

12.64

Forfeited

(74,191
)

12.64

(95,530
)

12.64

–

–

Exercised

–

–

(110,894
)

12.65

–

–

Deemed DRIP (1)

18,787

12.62

26,780

12.63

775

12.64

Outstanding, end of period

565,308

$
12.48

685,238

$
12.50

48,243

$
12.64

(1)
  Weighted average deemed DRIP price is based on the average of the original grant prices.

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant.
The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $5.5 million of compensation expense in the nine months ended September 30, 2011 related to the new LTIP units based on the weighted average grant date fair value of $12.52 per share unit
(September 30, 2010 – NIL). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $10.4 million or $8.30 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.9 years.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units (“DESU”) Plan (formerly the DEU Plan)

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

PENGROWTH Third Quarter 2011 Financial Results

The following provides a continuity of the DESUs:

Nine months ended September 30, 2011

Year Ended December 31, 2010

DESUs

  Number of
DESUs

  Weighted
average price

  Number of
DESUs

  Weighted
average price

Outstanding, beginning of period

2,948,588

$
10.95

2,291,469

$
12.38

Granted

–

–

1,469,536

11.21

Forfeited

(304,270
)

9.42

(548,323
)

11.12

Exercised

(249,575
)

11.14

(459,074
)

18.82

Vested, no shares issued (1)

(471,483
)

16.81

–

–

Deemed DRIP (2)

118,171

10.06

194,980

11.20

Outstanding, end of period

2,041,431

$
9.75

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,327,885

$
8.44

1,957,660

$
10.47

Non-Performance related DESUs

713,546

12.19

990,928

11.91

Outstanding, end of period

2,041,431

$
9.75

2,948,588

$
10.95

(1)
  2008 DEU grant vested in 2011 with performance multiplier of zero percent

(2)
  Weighted average deemed DRIP price is based on the average of the original grant prices.

Pengrowth recorded $3.3 million of compensation expense in the nine months ended September 30, 2011 related to the DESUs
(Sept 30, 2010 – $4.6 million). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was approximately $5.0 million (December 31, 2010 – $10.0 million) or $2.56 per DESU
(December 31, 2010 – $4.26 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.2 years (December
31, 2010 – 1.6 years).

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion to the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. Through September 30, 2011 and for 2010 there were no exercise price reductions under this plan (2009—$0.03 per share unit right).

Nine months ended September 30, 2011

  Year Ended
December 31, 2010

  Number
outstanding

  Weighted
average price

  Number
outstanding

  Weighted
average price

Outstanding, beginning of period

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Forfeited

(677,951
)

16.09

(1,314,662
)

13.59

Exercised

(465,653
)

6.52

(587,314
)

6.23

Outstanding, end of period

2,440,162

$
12.92

3,583,766

$
12.70

Comprised of:

Share Unit Options

1,018,319

$
6.94

1,646,445

$
7.02

Share Unit Rights

1,421,843

17.19

1,937,321

17.53

Outstanding, end of period

2,440,162

$
12.92

3,583,766

12.70

(1)
  Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

Pengrowth recorded $0.2 million of compensation expense related to the common share rights incentive plan during the nine months ended September 30, 2011 (September 30, 2010 – $0.9 million). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $0.1 million (December 31, 2010 –
$0.2 million), or $0.01 per share

48

PENGROWTH Third Quarter 2011 Financial Results

unit right (December 31, 2010 – $0.04 per share unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.2 years (December 31, 2010 – 0.4 years).

The total share based compensation expense for the nine months ended September 30, 2011 was $9.0 million which is comprised of $5.5 million, $3.3 million and $0.2 million related to the new LTIP, DESUs and rights, respectively.

12.
OTHER CASH FLOW DISCLOSURES

Reclassifications

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and hydrocarbon injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16).

Change in Non-Cash
Operating Working Capital

Three months ended

Nine months ended

Cash provided by (used for):

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Accounts receivable

$
4,145

$
18,965

$
9,810

$
36,551

Accounts payable

10,981

4,937

(7,597
)

(26,022
)

$
15,126

$
23,902

$
2,213

$
10,529

Change in Non-Cash Investing Working Capital

Three months ended

Nine months ended

Cash provided by (used for):

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Accounts payable and capital accruals

$
16,839

$
12,147

$
29,180

$
6,085

$
16,839

$
12,147

$
29,180

$
6,085

13.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Three months ended

Nine months

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Weighted average number of shares – basic

329,261,636

296,190,800

327,806,660

292,498,976

Dilutive effect of share based compensation plans

—

2,774,810

2,468,015

2,292,706

Weighted average number of shares – diluted

329,261,636

298,965,610

330,274,675

294,791,682

For the three and nine months ended September 30, 2011, 3.9 million shares and 1.6 million shares (September 30,
2010 – 2.7 million and 2.5 million), respectively, that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

14.
FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices.
Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

PENGROWTH Third Quarter 2011 Financial Results

Commodity Price Risk

As at September 30, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

16,000

Oct 1, 2011 - Dec 31, 2011

$
90.98

Cdn

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

95.12

Cdn

(1)
  Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu

Financial:

AECO

14,217

Oct 1, 2011 - Oct 31, 2011

$
4.21

Cdn

AECO

45,021

Oct 1, 2011 - Dec 31, 2011

5.60

Cdn

Chicago MI (1)

5,000

Oct 1, 2011 - Dec 31, 2011

6.78

Cdn

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

4.45

Cdn

(1)
  Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The above commodity risk management contracts are recorded on the balance sheet at fair value with changes in fair value included in net income.

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis.

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $5.1 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2011 (September 30, 2010 – $4.4 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $2.6 million pre-tax change in the unrealized gain
(loss) on commodity risk management contracts (September 30, 2010 – $6.9 million).

As of close September 30, 2011, the AECO spot price gas
price was approximately $3.51/MMbtu (September 30, 2010 – $3.57/MMbtu), the WTI prompt month price was U.S. $79.20 per barrel (September 30, 2010 – U.S. $79.97 per barrel).

Power Price Risk

As at September 30, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

25

Oct 1, 2011 - Dec 31, 2011

$
46.34

Cdn

As of close September 30, 2011, the Alberta average power pool spot price was approximately $26.15/MW (September 30, 2010
– $30.68/MW). The average Alberta power pool price was $94.69/MW for the three months ended September 30, 2010 (September 30, 2010 – $35.77/MW).

The above power risk management contracts are recorded at fair value on the balance sheet and split between current and non-current assets and liabilities on a contract by contract basis. The change in the power risk management contracts during the period is recognized as an unrealized gain or loss on the Statement of (Loss) Income.

Power Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at September 30, 2011 (September 30, 2010 – $0.2 million).

50

PENGROWTH Third Quarter 2011 Financial Results

Foreign Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign
currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S.
dollar denominated interest payments partially offset U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management
contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at September 30, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

599

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at September 30, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

606

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at September 30, 2011,
Pengrowth has approximately $1.2 billion of long term debt (December 31, 2010 – $1.0 billion) of which $209 million (December 31, 2010 – $39 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense for the nine months ended September 30, 2011 by approximately $1.6 million based on the amount of floating interest debt outstanding as at September 30, 2011 of $209 million. As at September 30, 2010, there was no floating rate debt outstanding.

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the Statement of (Loss) Income.

PENGROWTH Third Quarter 2011 Financial Results

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of (Loss) Income:

As at and for the nine month period ended September 30, 2011

  Commodity risk
management contracts (1)

  Power risk
management contracts (2)

  Foreign exchange
risk management contracts (3)

Total

Current portion of risk management assets

$
52,031

$
1,936

$
–

$
53,967

Non-current portion of risk management assets

8,808

–

–

8,808

Current portion of risk management liabilities

–

–

(1,046
)

(1,046
)

Non-current portion of risk management liabilities

–

–

(20,673
)

(20,673
)

Risk management assets (liabilities), end of period

60,839

1,936

(21,719
)

41,056

Less: Risk management (liabilities) assets at beginning of period

(2,085
)

870

(25,929
)

(27,144
)

Unrealized gain (loss) on risk management contracts for the period

62,924

1,066

4,210

68,200

Realized gain (loss) on risk management contracts for the period

14,094

4,900

(603
)

18,391

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
77,018

$
5,966

$
3,607

$
86,591

As at and for the nine month period ended September 30, 2010

  Commodity risk
management contracts (1)

  Power risk
management contracts (2)

  Foreign exchange
risk management contracts (3)

Total

Current portion of risk management assets (liabilities)

$
47,084

$
–

$
–

$
47,084

Non-current portion of risk management assets (liabilities)

4,780

–

–

4,780

Current portion of risk management liabilities

(906
)

(540
)

(1,088
)

(2,534
)

Non-current portion of risk management liabilities

(514
)

(42
)

(20,294
)

(20,850
)

Risk management assets (liabilities), end of period

50,444

(582
)

(21,382
)

28,480

Less: Risk management (liabilities) assets at beginning of period

(9,034
)

–

(17,789
)

(26,823
)

Unrealized gain (loss) on risk management contracts for the period

59,478

(582
)

(3,593
)

55,303

Realized gain (loss) on risk management contracts for the period

55,963

641

(590
)

56,014

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
115,441

$
59

$
(4,183
)

$
111,317

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
  Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
  Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

FAIR VALUE

The fair value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in a private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

52

PENGROWTH Third Quarter 2011 Financial Results

The following tables provide fair value measurement information for financial assets and liabilities as of
September 30, 2011 and December 31, 2010.

Fair Value Measurements Using:

As at September 30, 2011

Carrying Amount

Fair Value

  Quoted Prices in
Active Markets (Level 1)

  Significant Other
 Observable Inputs   (Level
2)

  Significant
Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
48,174

$
48,174

$
48,174

$
–

$
–

Fair value of risk management contracts

62,775

62,775

–

62,775

–

Investment in Private Corporation

12,000

12,000

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

941,956

1,107,005

–

1,107,005

–

Cdn dollar senior unsecured notes

15,000

16,729

–

16,729

–

U.K. Pound Sterling denominated unsecured notes

81,421

91,843

–

91,843

–

Fair value of risk management contracts

21,719

21,719

–

21,719

–

Fair Value Measurements Using:

As at December 31, 2010

Carrying Amount

Fair Value

  Quoted Prices in
Active Markets (Level 1)

  Significant Other
 Observable Inputs   (Level
2)

  Significant
Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,114

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

PENGROWTH Third Quarter 2011 Financial Results

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined considering several factors, particularly the issue price of the shares in the most recent private placement. There have been no changes to the fair value in the nine months ended September 30, 2011.

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at September 30, 2011, the amount of accounts receivable that were past due was not significant.
Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at September 30, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at September 30, 2011

Carrying Amount

  Contractual
Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
209,000

$
222,534

$
6,518

$
6,500

$
209,516

$
–

Cdn dollar senior unsecured notes (1)

15,000

21,837

994

992

2,977

16,874

U.S. dollar denominated senior unsecured notes (1)

941,956

1,313,779

59,783

110,764

240,489

902,743

  U.K. Pound Sterling denominated unsecured
notes (1)

81,421

100,331

4,473

4,462

91,396

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Foreign exchange risk management contracts

20,673

135

30

30

75

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

As at December 31, 2010

Carrying Amount

  Contractual
Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,578

992

992

2,975

17,619

U.S. dollar denominated senior unsecured notes (1)

893,148

1,288,764

56,571

56,571

281,108

894,514

  U.K. Pound Sterling denominated unsecured
notes (1)

77,219

98,393

4,235

4,235

89,923

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

6,736

6,911

–

6,911

–

–

Foreign exchange risk management contracts

24,680

150

30

30

90

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

15.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

Nine months ended

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

  Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt

$
75,496

$
(32,111
)

$
48,347

$
(19,664
)

  Unrealized foreign exchange loss (gain) on translation of U.K. pound sterling denominated debt

4,325

1,300

4,150

(4,105
)

$
79,821

$
(30,811
)

$
52,497

$
(23,769
)

Unrealized (gain) loss on foreign exchange risk management contracts

(3,398
)

232

(4,209
)

3,593

Unrealized foreign exchange (gain) loss

$
76,423

$
(30,579
)

$
48,288

$
(20,176
)

Realized foreign exchange loss (gain)

$
766

$
(489
)

$
1,048

$
2,039

54

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes

(e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets

(d)

46,027

6,984

53,011

Deferred income taxes

(e)

(180,671
)

221,588

40,917

Property, plant and equipment

(a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets

(a)

67,597

67,597

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities

(b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions

(b)

–

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities

(b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions

(b)

277,249

161,815

439,064

Asset retirement obligations

(b)

288,796

(288,796
)

–

Future income taxes

(e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit

(f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 4,693,604

$
(181,640
)

$
243,984

$
4,755,948

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT SEPTEMBER 30, 2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
1,255

$
–

$
–

$
1,255

Accounts receivable

159,245

159,245

Fair value of risk management contracts

47,084

47,084

207,584

–

–

207,584

Fair value of risk management contracts

4,780

4,780

Other assets

(d)

45,737

7,002

52,739

Property, plant and equipment & other assets

(a)

4,113,442

(607,405
)

136,103

3,642,140

Exploration and evaluation assets

(a)

607,405

607,405

Goodwill

(c)

709,212

4,230

713,442

TOTAL ASSETS

$
5,080,755

$
–

$
147,335

$
5,228,090

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
26,000

$
–

$
–

$
26,000

Accounts payable

195,230

–

–

195,230

Distributions payable to unitholders

44,829

44,829

Fair value of risk management contracts

2,534

2,534

Future income taxes

(b)

12,540

(12,540
)

–

Contract liabilities

1,690

(1,690
)

–

Current portion of provisions

(b)

23,710

23,710

282,823

9,480

–

292,303

Fair value of risk management contracts

(b)

20,850

20,850

Contract liabilities

6,694

(6,694
)

–

Long term debt

1,019,485

1,019,485

Provisions

(b)

267,271

187,385

454,656

Asset retirement obligations

(b)

282,597

(282,597)

–

Deferred income taxes

(e)

258,824

(195,692
)

63,132

Future income taxes

(e)

246,284

(246,284
)

–

–

1,858,733

–

(8,307
)

1,850,426

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

5,250,112

6,379

5,256,491

Exchangeable Shares

54,845

54,845

Contributed surplus

20,732

20,732

Deficit

(f)

(2,103,667
)

–

149,263

(1,954,404
)

3,222,022

–

155,642

3,377,664

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 5,080,755

$
–

$
147,335

$
5,228,090

56

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets

(d)

47,114

7,001

54,115

Property, plant and equipment

(a)

4,076,976

(511,569)

172,609

3,738,016

Exploration and evaluation assets

(a)

511,569

511,569

Goodwill

(c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
–

$
–

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes

1,203

(1,203
)

–

Contract liabilities

(b)

1,677

(1,677
)

–

Current portion of provisions

(b)

20,488

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities

(b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations

259,538

(259,538
)

–

Provisions

(b)

247,002

187,530

434,532

Deferred income taxes

(b)

237,753

941

238,694

Future income taxes

(e)

236,550

(236,550
)

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital

(f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit

(f)

–

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
317,505

$
2,164

$

–

$
319,669

Royalties, net of incentives

(55,281
)

(55,281
)

262,224

2,164

–

264,388

Unrealized (loss) gain on commodity risk management

(898
)

(898
)

Processing and other income

4,377

4,377

265,703

2,164

–

267,867

EXPENSES

Operating

84,881

–

84,881

Transportation

3,537

2,164

–

5,701

Amortization of injectants for miscible floods

(g)

3,492

(3,492
)

–

–

Interest and financing charges

(g)

17,061

(17,061
)

–

–

General and administrative

(g)

10,923

–

–

10,923

Realized foreign exchange loss (gain)

(g)

(489
)

489

–

–

Unrealized foreign exchange loss (gain)

(g)

(30,579
)

30,579

–

–

Depletion, depreciation and amortization

(a) (g)

128,771

3,492

(24,574
)

107,689

Accretion

(g)

5,894

(5,894
)

–

–

Gain on Equity Investment

(73,756
)

73,756

–

–

Other expenses (income)

(g)

2,220

(2,220
)

–

–

151,955

81,813

(24,574
)

209,194

OPERATING INCOME (LOSS)

113,748

(79,649
)

24,574

58,673

Other (income) expense items

Gain on Equity Investment

–

(73,756
)

–

(73,756
)

Unrealized foreign exchange (gain)

(g)

–

(30,579
)

–

(30,579
)

Realized foreign exchange loss

(g)

–

(489
)

–

(489
)

Interest and financing charges

(g)

–

17,061

–

17,061

Accretion

(g)

–

5,894

(1,129
)

4,765

Other (income) expense

(g)

–

2,220

2

2,222

–

(79,649
)

(1,127
)

(80,776
)

INCOME BEFORE TAXES

113,748

–

25,701

139,449

Future income tax (reduction) expense

(11,884
)

–

6,754

(5,130
)

NET INCOME AND COMPREHENSIVE INCOME

$
125,632

$
–

$
18,947

$
144,579

Deficit, beginning of period

(2,164,045
)

130,316

(2,033,729
)

Distributions declared

(65,254
)

–

(65,254
)

DEFICIT, END OF PERIOD

$
(2,103,667
)

$
–

$
149,263

$
(1,954,404
)

Net income per unit

Basic

$
0.42

$
0.49

Diluted

$
0.42

$
0.48

58

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

NINE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,012,593

$
7,077

1,019,670

Royalties, net of incentives

(191,831
)

(191,831
)

820,762

7,077

–

827,839

Unrealized (loss) gain on commodity risk management

59,478

59,478

Processing and other income

14,795

14,795

895,035

7,077

–

902,112

EXPENSES

Operating

262,963

262,963

Transportation

11,485

7,077

18,562

Amortization of injectants for miscible floods

(g)

12,011

(12,011
)

–

Interest and financing charges

(g)

50,848

(50,848
)

–

General and administrative

(g)

39,770

39,770

Realized foreign exchange loss (gain)

(g)

2,039

(2,039
)

–

Unrealized foreign exchange loss (gain)

(g)

(20,176
)

20,176

–

Depletion, depreciation and amortization

(a) (g)

396,980

12,011

(84,758
)

324,233

Accretion

(g)

17,245

(17,245
)

–

Gain on Equity Investment

(73,756
)

73,756

–

Other expenses (income)

(g)

(12,253
)

12,253

–

–

687,156

43,130

(84,758
)

645,528

OPERATING INCOME (LOSS)

207,879

(36,053
)

84,758

256,584

Other (income) expense items

Gain on disposition of properties

(a)

(11,043
)

(11,043
)

Gain on equity investment

(73,756
)

(73,756
)

Unrealized foreign exchange (gain)

(g)

(20,176
)

(20,176
)

Realized foreign exchange loss

(g)

2,039

2,039

Interest and financing charges

(g)

50,848

50,848

Accretion

(g)

17,245

(3,551
)

13,694

Other (income) expense

(g)

(12,253
)

(18
)

(12,271
)

–

(36,053
)

(14,612
)

(50,665
)

INCOME BEFORE TAXES

207,879

–

99,370

307,249

Future income tax (reduction) expense

(20,441
)

25,897

5,456

NET INCOME AND COMPREHENSIVE INCOME

$
228,320

$
–

$
73,473

$
301,793

Deficit, beginning of period

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(187,466
)

(187,466
)

DEFICIT, END OF PERIOD

$
(2,103,667
)

$
–

$
149,263

$
(1,954,404
)

Net income per unit

Basic

$
0.78

$
1.03

Diluted

$
0.77

$
1.02

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31,
2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
9,370

$
–

$
1,362,653

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

9,370

–

1,109,954

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

20,598

1,128,131

9,370

–

1,137,501

EXPENSES

Operating

371,716

371,716

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods

(g)

15,056

(15,056
)

–

Interest and financing charges

(g)

70,464

(70,464
)

–

General and administrative

(g)

50,894

50,894

Realized foreign exchange loss (gain)

(g)

2,061

(2,061
)

–

Unrealized foreign exchange loss (gain)

(g)

(49,918
)

49,918

–

Depletion, depreciation and amortization

(a) (g)

529,396

15,056

(112,071
)

432,381

Accretion

(g)

22,960

(22,960
)

–

Gain on equity investment

(g)

(73,756
)

73,756

–

Other expenses (income)

(g)

(11,909
)

11,909

–

942,703

49,468

(112,071
)

880,100

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

Other (income) expense items

Gain on equity investment

(g)

(73,756
)

(73,756
)

Gain on disposition of properties

(a)

(18,425
)

(18,425
)

Unrealized foreign exchange (gain)

(g)

(49,918
)

(49,918
)

Realized foreign exchange loss

(g)

2,061

2,061

Interest and financing charges

(g)

70,464

70,464

Accretion

(g)

22,960

(5,216
)

17,744

Other (income) expense

(g)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

(232,584
)

Elimination of deficit

2,146,848

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per unit

Basic

$
0.76

$
0.47

Diluted

$
0.76

$
0.46

60

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
125,632

$
–

$
18,947

$
144,579

Depletion, depreciation and accretion

(a) (g)

134,665

3,492

(25,703
)

112,454

Amortization of injectants

(g)

3,492

(3,492
)

–

–

Purchase of injectants

(2,103
)

2,103

–

–

Deferred income tax reduction

(d)

(11,884
)

–

6,754

(5,130
)

Contract liability amortization

(432
)

–

–

(432
)

Unrealized foreign exchange (gain) loss

(g)

(30,579
)

–

–

(30,579
)

Unrealized (gain) loss on commodity risk management

(g)

898

–

–

898

Trust unit based compensation

248

–

–

248

Non-cash gain on equity investment

(73,756
)

–

–

(73,756
)

Gain on sale of assets

(a)

–

–

–

–

Other items

1,014

–

2

1,016

Funds flow from operations

147,195

2,103

–

149,298

Interest and financing charges

–

17,061

–

17,061

Expenditures on remediation

(3,712
)

–

–

(3,712
)

Changes in non-cash operating working capital

16,443

7,459

–

23,902

159,926

26,623

–

186,549

FINANCING

Distributions paid

(61,217
)

–

–

(61,217
)

Bank indebtedness

26,000

–

–

26,000

Redemption of convertible debentures

–

–

–

–

Long term debt increase (decrease)

(41,901
)

–

–

(41,901
)

Repayment on long term debt

–

–

–

–

Private placement of term notes, net

–

–

–

–

Interest paid

(f)

–

(24,520
)

–

(24,520
)

Proceeds from issue of trust units

7,046

–

–

7,046

(70,072
)

(24,520
)

–

(94,592
)

INVESTING

Capital expenditures

(87,677
)

–

–

(87,677
)

Other property acquisitions

(17,352
)

–

–

(17,352
)

Proceeds on property dispositions

273

–

–

273

Purchase of injectants

–

(2,103
)

–

(2,103
)

Other investments

–

–

–

–

Change in remediation trust funds

(770
)

–

–

(770
)

Change in non-cash investing working capital

12,147

–

–

12,147

(93,379
)

(2,103
)

–

(95,482
)

CHANGE IN CASH AND CASH EQUIVALENTS

(3,525
)

–

–

(3,525
)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

4,780

–

–

4,780

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
1,255

$
–

$
–

$
1,255

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

NINE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
228,320

$
73,473

$
301,793

Depletion, depreciation and accretion

(a) (g)

414,225

12,011

(88,309
)

337,927

Amortization of injectants

(g)

12,011

(12,011
)

–

Purchase of injectants

(8,971
)

8,971

–

Deferred income tax reduction

(d)

(20,441
)

25,897

5,456

Contract liability amortization

(1,296
)

(1,296
)

Unrealized foreign exchange (gain) loss

(g)

(20,176
)

(20,176
)

Unrealized (gain) loss on commodity risk management

(g)

(59,478
)

(59,478
)

Trust unit based compensation

5,552

5,552

Non-cash gain on equity investment

(73,756
)

(73,756
)

Gain on sale of assets

(a)

(11,043
)

(11,043
)

Other items

1,344

(18
)

1,326

Funds flow from operations

477,334

8,971

–

486,305

Interest and financing charges

50,848

50,848

Expenditures on remediation

(12,103
)

–

(12,103
)

Changes in non-cash operating working capital

2,981

7,548

10,529

468,212

67,367

–

535,579

FINANCING

Distributions paid

(183,227
)

(183,227
)

Bank indebtedness

14,437

14,437

Long term debt increase (decrease)

(63,581
)

(63,581
)

Redemption of convertible debentures

(76,610
)

(76,610
)

Interest paid

(f)

(58,396
)

(58,396
)

Proceeds from issue of trust units

17,989

17,989

(290,992
)

(58,396
)

–

(349,388
)

INVESTING

Capital expenditures

(202,968
)

(202,968
)

Other property acquisitions

(20,043
)

(20,043
)

Proceeds on property dispositions

48,312

48,312

Purchase of injectants

(8,971
)

(8,971
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(4,445
)

(4,445
)

Change in non-cash investing working capital

6,085

6,085

(175,965
)

(8,971
)

–

(184,936
)

CHANGE IN CASH AND CASH EQUIVALENTS

1,255

–

–

1,255

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
1,255

$
–

$
–

$
1,255

62

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion

(a) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants

(g)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Deferred income tax reduction

(d)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Unrealized foreign exchange (gain) loss

(g)

(49,918
)

(49,918
)

Unrealized (gain) loss on commodity risk management

(g)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets

(a)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Other items

1,192

(17
)

1,175

Funds flow from operations

616,922

9,324

–

626,246

Interest and financing charges

70,464

70,464

Expenditures on remediation

(20,926
)

(20,926
)

Changes in non-cash operating working capital

9,999

1,064

11,063

605,995

80,852

–

686,847

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Long term debt increase (decrease)

(24,581
)

(24,581
)

Redemption of convertible debentures

(76,610
)

(76,610
)

Interest paid

(f)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

17,528

(285,622
)

(9,324
)

–

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
2,849

$
–

$
–

$
2,849

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Notes to reconciliations

(a) Property, Plant and Equipment and Exploration and Evaluation
Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) The remaining full cost pool was allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This resulted in a $68 million at January 1, 2010 (September 30, 2010 – $607 million, December 31,
2010 – $512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing exploration and evaluation expenditures and the acquisition of significant E&E assets in the Monterey acquisition in the third quarter of 2010.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous
GAAP. As a result of this change, the depletion expense decreased by approximately $25 million for the three months ended September 30, 2010, $85 million for the nine months ended September 30, 2010, and $112 million for the year ended
December 31, 2010.

Gains on disposition

Pengrowth
recorded a gain on disposition of approximately $11 million for the nine months ended September 30, 2010 and $18 million for the year ended December 31, 2010. Of this, disposition of non-core properties accounted for approximately $8 million for the nine months ended September 30, 2010 and approximately $15 million for the year ended December 31, 2010. The remaining gain on disposition of approximately $3 million for the nine months ended September 30, 2010 and $3 million for the year ended December 31, 2010 relate to asset swaps.

Gain on Equity Investment

Under the IFRS accounting standards for business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

Other

The IFRS opening balance sheet at January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

64

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
following summarized the change to PP&E and the related effect on the deficit, net of tax, as a result of adopting IFRS:

  As at
January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

$
15,412

Gain on dispositions

–

11,043

18,425

Depletion

–

84,758

112,071

Changes in asset retirement obligations

–

24,890

26,701

15,412

136,103

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

–

(24,890
)

(26,701
)

15,412

111,213

145,908

Tax Effect

(4,403
)

(29,298
)

(38,313
)

Decrease to deficit

$
11,009

$
81,915

$
107,595

Reclassification of E&E assets from PP&E under previous GAAP can be summarized as follows:

  As at
January 1, 2010

  As at
September 30, 2010

As at December 31, 2010

Decrease to Property Plant and Equipment

$
(67,597
)

$
(607,405
)

$
(511,569
)

Tax Effect

–

–

–

Increase to exploration and evaluation assets

$
67,597

$
607,405

$
511,569

Net income increased approximately $18 million for the three months ended September 30, 2010; $71 million for the nine months ended September 30, 2010 and $97 million for the year ended December 31, 2010 as a result of these changes, as follows:

Three months ended September 30, 2010

Nine months ended September 30, 2010

Year ended December 31, 2010

Increase to net income due to:

Gain on dispositions

$
–

$
11,043

$
18,425

Depletion

24,574

84,758

112,071

$
24,574

$
95,801

$
130,496

Tax Effect

(6,386
)

(24,895
)

(33,910
)

Increase to net income

$
18,188

$
70,906

$
96,586

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

ARO is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (September 30, 2010
– three and one-half percent discount rate and one and one-half percent inflation rate, December 31, 2010 – three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition.

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

In
the third quarter of 2010, the inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis and, in conjunction with the June 30, 2010 adjustment to the discount rate from four percent to three and one half percent, resulted in a net adjustment to the ARO liability of
$19 million as at September 30, 2010. Pengrowth has estimated the net present value of its total ARO to be $470 million as at September 30, 2010 (January 1, 2010—$451 million), based on a total escalated future liability of $1.7 billion (January 1, 2010 – $2.2 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2076.

Use of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

The accretion of ARO decreased approximately $1 million for the three months ended September 30, 2010; $4 million for the nine months ended September 30, 2010 and $5 million for the year ended December 31, 2010 compared to previous GAAP, due to the use of the different discount rates.

The effect on the Balance Sheet as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

(198,069
)

ARO additions

–

6,336

6,025

ARO accretion

–

(3,551
)

(5,216
)

ARO revisions

–

18,555

20,676

ARO assumed in business combinations

–

4,230

4,230

$
161,815

$
187,385

$
187,530

Amounts not affecting deficit

ARO additions

$
–

$
(6,336
)

$
(6,025
)

ARO revisions

–

(18,555
)

(20,676
)

ARO assumed in business combinations

–

(4,230
)

(4,230
)

161,815

158,264

156,599

Tax Effect

(63,108
)

(62,102
)

(38,259
)

Increase to deficit

$
98,707

$
96,162

$
118,340

The effect on the Statement of Income as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

Three months ended September 30, 2010

Nine months ended September 30, 2010

Year ended December 31, 2010

Increase to net income due to accretion

$
1,129

$
3,551

$
5,216

Tax Effect

(369
)

(1,006
)

(1,399
)

Increase to net income due to accretion

$
760

$
2,545

$
3,817

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration in the third quarter of 2010 is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at September 30, 2010 and
December 31, 2010.

66

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(d) Other assets

Pengrowth re-designated the Judy Creek
Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (September 30, 2010 – $7 million, December 31, 2010 – $7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

The effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16)

2

1

$
6,984

$
7,002

$
7,001

Tax Effect

(891
)

(886
)

(887
)

Decrease to deficit

$
6,093

$
6,116

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010, a reclassification of $13 million of current deferred tax liability to long term deferred tax liability as of September 30, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and September 30, 2010. As
Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (September 30, 2010
– $164 million). Approximately $158 million of the deferred tax asset recognized on transition was recorded as an decrease to the opening deficit as of January 1, 2010. Approximately $6 million of the deferred tax asset resulted in an increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (September 30, 2010 – $6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $158 million and a decrease to shareholders’ capital of $6 million.

The effect on the Balance Sheet of changes in deferred income taxes can be quantified as follows:

  As at
January 1, 2010

  As at
September 30, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(29,298
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

62,102

38,259

Increase in tax liability due to increase in other assets

(891
)

(886
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
31,918

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
195,692

$
(941
)

Previous GAAP tax liability

$
(180,671
)

$
(258,824
)

$
(237,753
)

Decrease (increase) in deferred tax liability

221,588

195,692

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
(63,132
)

$
(238,694
)

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Statement of Income of changes in deferred income tax expense (reduction) can be quantified as follows:

  Three months
ended September 30, 2010

  Nine months
ended September 30, 2010

Year ended December 31, 2010

Increase to deferred income tax expense due to:

Increase in tax expense due to increase in property, plant and equipment

6,386

24,895

33,910

Increase in tax expense due to decrease in ARO accretion expense

369

1,006

1,399

Increase in tax expense due to increase in other assets

(1
)

(4
)

4

Increase in tax expense due to change in ARO liability

–

–

23,442

Reversal of decrease in tax liability due to changes in effective tax rate

–

–

157,395

Increase in tax expense

$
6,754

$
25,897

$
216,150

(f) Shareholder’s capital

Under IFRS, the tax benefits of trust unit issue costs are measured at the top marginal rate, as per Note 16 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (September 30, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination are measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL,
September 30, 2010 – NIL) with a corresponding decrease to contributed surplus.

Under IFRS, changes to the January 1, 2010 opening
balance sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(96,163
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

81,915

107,595

Decrease due to change in other assets

6,093

6,116

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

157,395

–

Decrease (Increase) in deficit

$
75,790

$
149,263

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

(2,103,667
)

–

Elimination of deficit

–

–

4,631

IFRS deficit

$
(2,068,731
)

$
(1,954,404
)

$
–

Previous GAAP shareholders‘ capital

$
4,920,945

$
5,250,112

$
3,167,383

Increase to shareholders‘ capital due to change in effective tax rate

6,379

6,379

–

Increase to shareholders‘ capital due to redemption of exchangeable shares

–

–

8,967

Elimination of deficit

–

–

(4,631
)

IFRS shareholders‘ capital

$
4,927,324

$
5,256,491

$
3,171,719

68

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(g) Reclassifications

Under previous GAAP, interest and
financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), accretion and the gain on equity investment were disclosed as separate line items in the Statement of Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs.

Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $25 million for the three months ended September 30, 2010, $58 million for the nine months ended September 30, 2010 and $72 million for the year ended December 31, 2010.

Purchases of injectants are classified as a use of cash for investing under IFRS as the costs are capitalized to PP&E, resulting in a $2 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the three months ended September 30, 2010, $9 million for the nine months ended September 30, 2010 and $9 million for the year ended December 31, 2010.

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation.

17.
SUBSEQUENT EVENTS

Subsequent to September 30, 2011,
Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Subsequent Event

Crude Oil:

Reference

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

6,000

Jan 1, 2012 –Dec 31, 2012

89.41

Cdn

(1)
  Associated Cdn $/U.S . $ foreign exchange rate has been fixed.

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

10

Jan 1, 2012 –Dec 31, 2012

$ 72.00

Cdn

PENGROWTH Third Quarter 2011 Financial Results

Pengrowth Energy Corporation
Corporate Profile

DIRECTORS

John B. Zaozirny; Chairman
Vice Chairman Canaccord Genuity Corp.

Thomas A. Cumming
Business Consultant

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO, Parex Resources Inc.

James D. McFarland
President and CEO, Valeura Energy Inc.

Michael S. Parrett
Business Consultant

A. Terence Poole
Business Consultant

D. Michael G. Stewart
Corporate Director

OFFICERS

Derek W. Evans
President and Chief Executive Officer

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Sr. Vice President, Operations and Engineering

Steven J. De Maio
Vice President, In-Situ Oil Development & Operations

David Dean Evans
Treasurer

Andrew D. Grasby
Vice President, General Counsel & Corporate Secretary

Marlon J. McDougall
Chief Operating Officer

Robert W. Rosine
Executive Vice President, Business Development

Diane J. Shirra
Vice President, Reserves and Strategic Projects

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company of Canada

BANKERS

Bank Syndicate Agent:
Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
MW	mega watt

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH

PENGROWTH ENERGY CORPORATION

Head Office
2100, 222 Third Avenue SW Calgary Alberta, T2P 0B4 Canada
Phone: 403.233.0224 | **Toll free:** 800.223.4122 | **Fax:** 403.265.6251
www.pengrowth.com

Investor Relations

For investor relations enquiries, please contact:

Investor Relations
Phone: 403.233.0224 | **Toll free:** 888.744.1111
Email: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: **PGF** | New York Stock Exchange: **PGH**